UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
Kezar Life Sciences, Inc.
(Name of Subject Company)
Kezar Life Sciences, Inc.
(Name of Persons Filing Statement)
Common stock, $0.001 par value per share
(Title of Class of Securities)

49372L209
(CUSIP Number of Class of Securities)

Christopher Kirk, Ph.D.
Chief Executive Officer
Kezar Life Sciences, Inc.
4000 Shoreline Court, Suite 300
South San Francisco, California 94080
(650) 822-5600
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Laura A. Berezin Jaime L. Chase Bill Roegge Rita Sobral Cooley LLP 1700 Seventh Avenue, Suite 1900 Seattle, Washington 98101-1355 (206) 452-8756	Marc L. Belsky Chief Financial Officer and Secretary Kezar Life Sciences, Inc. 4000 Shoreline Court, Suite 300 South San Francisco, CA 94080 (650) 822-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.
(a) Name and Address.
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates to is Kezar Life Sciences, Inc., a Delaware corporation. The address of the Company’s principal executive offices is 4000 Shoreline Court, Suite 300, South San Francisco, CA 94080, and the telephone number of its principal executive offices is (650) 822-5600. Unless the context suggests otherwise, references in this Schedule 14D-9 to “Kezar,” the “Company,” “we,” “us,” and “our” refer to Kezar Life Sciences, Inc.
(b) Securities.
The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.001 per share (the “Company Common Stock”). As of April 10, 2026, there were (i) 7,387,701 shares of Company Common Stock issued and outstanding, (ii) 1,220,541 shares of Company Common Stock subject to issuance pursuant to outstanding options to acquire shares of Company Common Stock (the “Company Options”), with a weighted average exercise price of approximately $17.86 per share, of which 334,800 were In-the-Money Options (as defined below) with a weighted average exercise price of approximately $6.31 per share, (iii) no shares of Company Common Stock issuable upon settlement of outstanding restricted stock unit awards (“Company RSUs”), (iv) no shares of Company Common Stock reserved for future issuance under the Company’s 2015 Equity Incentive Plan, (v) 779,477 shares of Company Common Stock reserved for future issuance under the Company’s 2018 Equity Incentive Plan, (vi) 295,581 shares of Company Common Stock reserved for future issuance under the Company’s 2022 Inducement Plan, and (vii) 40,214 shares of Company Common Stock reserved for future issuance under the Company’s 2018 Employee Stock Purchase Plan.
Item 2.	Identity and Background of Filing Person.
(a) Name and Address.
The name, address and telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above and incorporated herein by reference.
(b) Tender Offer.
This Schedule 14D-9 relates to the tender offer by Aurinia Pharma U.S., Inc., a Delaware corporation (“Parent”) and Aurinia Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), to purchase all of the issued and outstanding shares (the “Shares”) of Company Common Stock in exchange for: (i) $6.955 per Share, payable in cash, without interest (such amount, or any different amount per Share paid pursuant to the Offer, the “Cash Amount”), plus (ii) one contingent value right per Share (each, a “CVR”), which represents the right to receive certain payments in cash in accordance with the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into by and among Aurinia Pharmaceuticals Inc., a company amalgamated under the laws of the Province of Alberta (“Ultimate Parent”), Parent, Merger Sub, Fortis Advisors LLC, a Delaware limited liability company, as representative and attorney in fact of the CVR holders (the “Representative”) and Broadridge Corporate Issuer Solutions, LLC, a Pennsylvania limited liability company (the “Rights Agent”) (the Cash Amount plus one CVR, together, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of April 13, 2026 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). As used in this Schedule 14D-9, “Aurinia” refers to affiliated entities of Ultimate Parent, including Parent and Merger Sub.
Each CVR represents a non-tradable contractual contingent right to receive certain contingent cash payments, subject to reduction for any applicable tax withholding (the “CVR Payments”), under the following circumstances:
•
If the Company’s Closing Net Cash (as defined below), as determined not later than 90 days following the closing of the Merger, exceeds $50 million, holders of CVRs will be entitled to receive their pro rata share of such excess Closing Net Cash (without interest);

•
If Parent files, or causes to be filed, an investigational new drug application or clinical trial protocol with the U.S. Food and Drug Administration (the “FDA”) for a clinical study of a product candidate derived from the

Legacy Assets, and the applicable FDA review period expires or is terminated without the imposition of a clinical hold, in each case by the second anniversary of the closing of the Merger (such event, the “Initiation of a Clinical Study”), then, during the 10-year period following the closing of the Merger, CVR holders will be entitled to receive, without duplication, a pro rata share of cash payments upon the occurrence of each of the following events, in each case with respect to such product candidate or another product candidate derived from the Legacy Assets (collectively, the “Legacy Asset Milestone and Royalty Proceeds”):
(a)	“Legacy Asset Milestones” shall mean:
1.
$500,000 upon the first dosing of the first patient enrolled after the tenth (10th) patient in a Phase 2 or Phase 3 clinical trial of a product candidate derived from the Legacy Assets, where such patient is not required to undergo 24-hour in-unit monitoring;

2.	$5,000,000 upon submission of a new drug application (“NDA”) to the FDA;
3.	$12,500,000 upon NDA approval;
4.	$20,000,000 if Legacy Asset Net Sales (as defined in the CVR Agreement) are equal to or greater than $500,000,000 in any calendar year; and
5.	$50,000,000 if Legacy Asset Net Sales are equal to or greater than $1,000,000,000 in any calendar year.
(b)	“Legacy Asset Royalty” shall mean royalty payments in the amount of 3% of aggregate Legacy Asset Net Sales.
During the period commencing on the Closing and ending on the earlier of (i) the first (1st) anniversary of the closing of the Merger and (ii) Parent’s decision to seek a Legacy Asset Transaction Agreement (the “Development Period”), Parent shall, and shall cause its affiliates (including Kezar) to, use commercially reasonable efforts to develop a product candidate derived from the Legacy Assets, including by using commercially reasonable efforts to effect the Initiation of a Clinical Study. If Parent has not effected the Initiation of a Clinical Study during the Development Period, then, during the period commencing at the end of the Development Period and ending on the second (2nd) anniversary of the closing of the Merger, Parent shall, and shall cause its affiliates (including Kezar) to, use commercially reasonable efforts to enter into one or more Legacy Asset Transaction Agreements; provided that this sentence shall not restrict Parent from effecting the Initiation of a Clinical Study at any time prior to the second (2nd) anniversary of the closing of the Merger.
“Legacy Asset Transaction Agreement” means a definitive agreement, contract or other definitive arrangement entered into by Parent or any of its affiliates, including Kezar (after the closing of the Merger), and any Person who is not an affiliate of Parent providing for a product-level financing arrangement for, or the sale, transfer, license or other disposition by Parent or any of its affiliates, including Kezar (after the Closing), of all or any part of any Legacy Assets.
•
If Parent enters into a Legacy Asset Transaction Agreement into within 2 years following the closing of the Merger (a “Legacy Asset Transaction Agreement”), holders of CVRs will be entitled to receive their pro rata share of 90% of Net Proceeds from such transaction received during the 10-year period following the closing of the Merger;

•
If Parent receives proceeds in respect of the existing Collaboration and License Agreement, dated September 20, 2023, by and between the Company and Everest Medicines II (HK) Limited, as amended (the “Everest Collaboration”), holders of CVRs will be entitled to receive their pro rata share of 90% of Net Proceeds received during the 10-year period following the closing of the Merger; and

•
If Parent receives proceeds in respect of the existing Asset Purchase Agreement, dated March 6, 2026, by and between the Company and Enodia Therapeutics SAS (the “Enodia Asset Purchase Agreement”), holders of CVRs will be entitled to receive their pro rata share of 100% of Net Proceeds (as defined in the CVR Agreement) received during the 10-year period following the closing of the Merger;

“Closing Net Cash” means, without duplication, (i) the sum of the Company’s cash and cash equivalents and marketable securities as of immediately prior to the Offer Closing Time (as defined below), determined in accordance with GAAP, applied on a basis consistent with the Company’s application thereof in the Company’s consolidated financial statements (excluding the aggregate exercise price of all of the In-the-Money Options), plus (ii) the specified prepaid expenses, receivables and deposits of the Company set forth in the Merger Agreement, minus (iii) the sum of the Company’s monetary liabilities and its consolidated short-term and long-term contractual obligations (including indebtedness) whether or not accrued or incurred by or on behalf of the Company as of immediately prior to the Offer Closing Time, minus (iv) the Transaction Expenses (as defined in the Merger Agreement) to the extent unpaid as of immediately prior to the Offer Closing Time, minus (v) all Parent Transaction Expenses (as defined in the Merger Agreement) in an amount not to exceed $250,000, minus (vi) the Estimated Costs Post Merger Closing (as defined in the Merger Agreement).
The Offer is being made pursuant to an Agreement and Plan of Merger, dated March 30, 2026 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent, Merger Sub, and, solely for purposes of providing a guaranty pursuant to Section 10.13 of the Merger Agreement, Ultimate Parent, pursuant to which, after consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Merger Sub will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly-owned subsidiary of Parent (the “Merger”).
The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed jointly by Parent and Merger Sub with the Securities and Exchange Commission (the “SEC”) on April 13, 2026. The Offer to Purchase and the form of Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer to Purchase and the form of Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9. The Offer will expire at the Expiration Time. The term “Expiration Time” means one minute past 11:59 p.m., Eastern Time, on May 8, 2026, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which case the term “Expiration Time” means such subsequent time on such subsequent date.
The obligation of Merger Sub to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions below. Merger Sub will not be required to, and Parent will not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (relating to Merger Sub’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered (and not validly withdrawn) pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any tendered Shares, and (subject to the provisions of the Merger Agreement) may not accept for payment any tendered Shares if, at the then-scheduled Expiration Time, any of the following conditions (collectively, the “Offer Conditions”) exist:
i.
the Minimum Tender Condition has not been satisfied. The “Minimum Tender Condition” means that there will have been validly tendered in the Offer and not validly withdrawn prior to the Expiration Time that number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depositary” pursuant to Section 251(h) of the DGCL) that represent at least one Share more than 50% of the number of Shares that are then issued and outstanding as of the expiration of the Offer;

ii.
the Legal Restraint Condition has not been satisfied. The “Legal Restraint Condition” means that no judgment has been issued, or other legal restraint or prohibition imposed, in each case, by any governmental entity of competent jurisdiction, or applicable law, in each case, preventing or prohibiting the consummation of the Offer, the Merger or any of the other Transactions;

iii.
(A) the representations and warranties of the Company set forth in Article IV of the Merger Agreement (other than the representations and warranties set forth in Section 4.01(a) (Due Organization; Subsidiaries), Section 4.03 (Authority; Binding Nature of Agreement), Section 4.04 (No Vote Required), Section 4.05(a)(i) (Non Contravention), Section 4.06 (Capitalization), Section 4.08(a)(ii) (No Material Adverse Effect), Section 4.19 (No Financial Advisors) and Section 4.25 (Opinion of Financial Advisor) of the Merger Agreement) shall not be true and correct as of the date of the Merger Agreement and at and as of the Offer Closing Time as if made on and as of the Offer Closing Time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date), other than for such failures to be true and correct that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (without regard to any qualifications or exceptions contained therein as to “materiality” or “Company Material Adverse Effect” as defined in the Merger Agreement), (B) any representation or warranty of the Company set forth in Section 4.01(a) (Due Organization; Subsidiaries), Section 4.03 (Authority; Binding Nature of Agreement), Section 4.04 (No Vote Required), Section 4.05(a)(i) (Non Contravention), Section 4.06 (Capitalization), (other than with respect to Section 4.06(a) and (c)), Section 4.19 (No Financial Advisors) and Section 4.25 (Opinion of Financial Advisor), shall be true and correct in all material respects as of the date of the Merger Agreement and at and as of the Offer Closing Time as if made on and as of the Offer Closing Time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date), (C) any representation or warranty of the Company set forth in Section 4.06(a) and (c) (Capitalization) shall not be true and correct other than in de minimis respects at and as of such time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date), and (D) any representation or warranty of the Company set forth in Section 4.08(a)(ii) (No Material Adverse Effect) shall not be true and correct in all respects as of such time;
iv.
the Company has failed to perform in all material respects the obligations to be performed by it as of such time under the Merger Agreement, including, without limitation, the Company’s obligations under Section 6.02 of the Merger Agreement;

v.
Parent has failed to receive a certificate from the Company, dated as of the date on which the Offer expires and signed by an executive officer of the Company, certifying to the effect that the Offer Conditions set forth in clauses (iii) and (iv) have been satisfied as of immediately prior to the expiration of the Offer; and

vi.
the Minimum Closing Net Cash Condition has not been satisfied, meaning that the Company’s Closing Net Cash, as finally determined pursuant to Section 2.01(c) of the Merger Agreement, is less than $50.0 million, unless following such final determination that the Closing Net Cash is less than $50.0 million, the Merger Agreement has not been terminated within five business days thereafter pursuant to Section 9.01(e) of the Merger Agreement.

Subject to the terms of the Offer and the Merger Agreement and subject to the satisfaction or waiver of all of the Offer Conditions, Parent and Merger Sub will irrevocably accept for payment, and pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable after the scheduled Expiration Time and, in any event, no more than three business days after the Expiration Time (such date and time, the “Offer Closing Time”). Merger Sub will promptly (and in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act)) after the Offer Closing Time pay, or cause the paying agent for the Offer to pay, for all Shares validly tendered and not validly withdrawn pursuant to the Offer. Subject to compliance with Rule 14e-1(c) and Rule 14d-11(e) under the Exchange Act, as applicable, and with the Merger Agreement, Merger Sub expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation.
At the effective time of the Merger (the “Effective Time”), each Share (other than (i) Shares owned by the Company, (ii) Shares owned by Parent, Merger Sub or any other subsidiary of Parent at the commencement of the Offer and owned by Parent, Merger Sub or any other subsidiary of Parent immediately prior to the Effective Time, and (iii) Shares held by stockholders who are entitled to demand and have properly exercised and perfected their respective demands for appraisal for such Shares in accordance with Section 262 of the DGCL) will be automatically cancelled and converted into the right to receive the Offer Price, without interest, from Merger Sub (the “Merger Consideration”).
Pursuant to the Merger Agreement, Ultimate Parent has agreed to guarantee to the Company the due and punctual observance, payment, performance and discharge of the obligations of Parent and Merger Sub pursuant to the Merger Agreement.
According to the Offer to Purchase, the business address of both Parent and Merger Sub is 77 Upper Rock Circle, Suite 700, Rockville, Maryland 20850 and the telephone number at such principal office is (250) 744-2487. The business address of Ultimate Parent is #140, 14315 - 118 Avenue Edmonton, Alberta T5L 4S6 and the telephone number for such principal office is (250) 744-2487.

The Offer, the Merger and the transactions contemplated by the Merger Agreement are collectively referred to herein as the “Transactions.” The Merger Agreement has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement is summarized in “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase.
The foregoing summary and description of the Merger Agreement and the Transactions are qualified in their entirety by the more detailed description contained in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
Additional information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at www.sec.gov, or on the investor relations section of the Company’s website at https://ir.kezarlifesciences.com/.
Item 3.	Past Contacts, Transactions, Negotiations and Agreements.
Conflicts of Interest
Except as set forth or incorporated by reference in this Schedule 14D-9 (including with respect to any material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and any of the Company’s executive officers, directors or affiliates, on the other hand, as set forth in the Company’s Definitive Proxy Statement on Schedule 14A (other than information furnished rather than filed), which was filed with the SEC on April 25, 2025 (the “Proxy Statement”), the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on March 27, 2026, and other filings and reports that the Company has filed with the SEC, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent, Merger Sub or their respective executive officers, directors or affiliates, on the other hand.
The board of directors of the Company (the “Company Board”) was aware of the agreements and arrangements described in this Item 3 and the fact that certain of the directors may, by virtue of their employment in other companies, have ordinary course commercial relationships with Parent during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.
(a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company.
In considering the recommendation of the Company Board to tender shares of Company Common Stock in the Offer, stockholders of Kezar should be aware that Kezar’s executive officers, members of the Company Board and affiliates may be considered to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of stockholders of Kezar, generally. The Company Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions.
The following is a discussion of all material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer and the Merger.
Interests of Certain Persons
Certain of the Company’s executive officers and directors may be deemed to have interests in the Merger Agreement and the Transactions contemplated thereby that may be different from or in addition to the interests of the Company’s stockholders generally, including that certain of the directors may, by virtue of their employment in other companies, have ordinary course commercial relationships with Parent. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in determining to approve the Merger Agreement and the Transactions contemplated thereby.
Treatment of Shares in Connection with the Offer and Merger
As soon as practicable following the consummation of the Offer, subject to the terms and conditions of the Merger Agreement and in accordance with Section 251(h) of the DGCL, Merger Sub will merge with and into the Company as provided in the Merger Agreement, with the Company surviving the Merger as a wholly owned subsidiary of Parent in accordance with the DGCL. At the Effective Time, each Share (other than (i) Shares owned by the Company (or held in the treasury of the Company), Parent, Merger Sub or any other subsidiary of Parent and (ii) Shares that are held by stockholders who are entitled to, and properly demand, appraisal for such Shares in accordance with Section 262 of the DGCL) will be cancelled and converted into the right to receive the Merger Consideration, being the Cash Amount plus one CVR, from Parent and Merger Sub without interest, subject to any applicable withholding tax.
Treatment of Company Options in Connection with the Offer and Merger
Pursuant to the Merger Agreement, immediately prior to the Offer Closing Time, each Company Option granted and outstanding under a Company equity plan, whether or not then vested or exercisable, shall become fully vested. At the Effective Time, each In-the-Money Option, being Company Options with a per-share exercise price less than the Cash Amount, shall automatically be cancelled and converted into the right to receive (A) an amount in cash, without interest, equal to the product obtained by multiplying (x) the excess of the Cash Amount over the exercise price per Share underlying such Company Option at the Effective Time by (y) the number of Shares underlying such In-the-Money Option, subject to the terms and conditions specified in the Merger Agreement and (B) one CVR in respect of each Share underlying such In-the-Money Option.
At the Effective Time, each Out-of-the-Money Option, being an option to purchase Shares that is outstanding and unexercised as of immediately prior to the Effective Time and that is not an In-the-Money Option, shall be cancelled and cease to exist, and no consideration shall be delivered in exchange for such Out-of-the-Money Option.
Outstanding Shares and Company Options held by Directors and Executive Officers
The following table sets forth (i) (a) the number of Shares beneficially owned as of April 13, 2026 by each of our executive officers and directors, excluding any Shares subject to issuance pursuant to outstanding Company Options, and (b) the approximate aggregate Cash Amount that would be payable for such Shares, (ii) (a) the number of Shares subject to outstanding In-the-Money Options held as of April 13, 2026 by each of our executive officers and directors and (b) the approximate aggregate Cash Amount that would be payable with respect to such In-the-Money Options, and (iii) the number of Shares of Out-of-the-Money Options held as of April 13, 2026 by each of our executive officers and directors, all of which will be cancelled at the Effective Time for no consideration. Accordingly, the numbers set forth below do not reflect any exercises, forfeitures or additional vesting that may occur between the close of business on April 13, 2026 and the Effective Time. Any differences in the totals shown below relative to the component amounts are due to rounding adjustments. No Company RSUs were outstanding as of April 13, 2026.

Name of Executive Officer or Director	Number of Shares (#)	Cash Value of Shares ($)	Number of Shares Subject to In-the- Money Options (Vested and Unvested) (#)	Cash Amount Paid Upon the Effective Time for In-the- Money Options (Vested and Unvested) ($)	Number of Shares Subject to Out-of- the-Money Options (Vested and Unvested) (#)
Named Executive Officers
Christopher Kirk, Ph.D., Chief Executive Officer, Director	43,134	$299,997	120,000	$45,000	208,997
Marc Belsky, Chief Financial Officer and Secretary	1,872	$13,020	36,500	$17,048	123,786
Mark Schiller, Chief Operating Officer	2,739	$19,050	36,500	$17,048	78,245
Directors
John Fowler	43,612	$303,321	10,000	$17,800	319,317
Franklin Berger	58,610	$407,633	10,000	$13,750	8,700
Graham Cooper	0	$0	10,000	$13,750	17,709
Elizabeth Garner, M.D.	0	$0	10,000	$13,750	11,368
Michael Kauffman, M.D., Ph.D.	6,369	$44,296	10,000	$13,750	10,867
Micki Klearman, M.D.	0	$0	10,000	$13,750	13,900
Courtney Wallace	0	$0	10,000	$13,750	11,300
All current directors and executive officers as a group (10 persons)	156,336	$1,087,317	263,000	$179,396	804,189

In addition to the Cash Amount payable in respect of their Shares and In-the-Money Options as set forth in the table above, each of our executive officers and directors will be entitled to receive one CVR for each Share beneficially owned or subject to an In-the-Money Option held by such individual as of the Effective Time, on the same terms and conditions as all other holders of CVRs. Any amounts payable pursuant to the CVRs are contingent upon the achievement of certain milestones that may never be achieved, and there can be no assurance that any amounts will ever become payable under the CVRs. Accordingly, no amount has been attributed to the CVRs in the table above. For a description of the CVRs, see “CVR Agreement” below.
Treatment of the Company 2015 Equity Incentive Plan, 2018 Equity Incentive Plan and 2022 Inducement Plan
Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering any Company stock plan) will adopt such resolutions or take such other action as may be necessary to provide for the treatment of the Company’s equity awards as described above. Following the Effective Time, no holder of any Company equity award will have the right to acquire any equity interest in the Company or the Surviving Corporation in respect thereof. Each of the Company’s 2015 Equity Incentive Plan, 2018 Equity Incentive Plan and 2022 Inducement Plan will terminate as of the Effective Time.
Treatment of the Company’s 2018 Employee Stock Purchase Plan
In November 2025, the Company Board suspended any further offering periods under the Company’s 2018 Employee Stock Purchase Plan, such that the final offering period ended on November 16, 2025. Prior to the Effective Time, the Company will terminate the Company’s 2018 Employee Stock Purchase Plan as of immediately prior to the closing date of the Merger, and no new offering period will commence after the date of the Merger Agreement. In connection with such termination, any accumulated payroll deductions held on behalf of participants that have not been used to purchase shares will be returned to the applicable participants.
Employment Agreements
Christopher Kirk, Ph.D.
On November 7, 2023, the Company entered into an employment agreement with Christopher Kirk, Ph.D., the Company’s Chief Executive Officer (the “Kirk Employment Agreement”). Pursuant to the Kirk Employment Agreement, Dr. Kirk is entitled to receive an annual base salary, a target annual performance bonus, and is eligible to participate in the Company’s benefit plans. Dr. Kirk’s current annual base salary is $618,000, and his target annual performance bonus equals 55% of his annual base salary.
Additionally, Dr. Kirk is entitled to certain severance benefits pursuant to the Kirk Employment Agreement. Upon a covered termination which occurs within three months prior to or twelve months following the effective date of a change in control (a “Change in Control Termination”), Dr. Kirk is eligible to receive (i) a cash payment equal to the sum of his monthly base salary and pro-rata bonus, multiplied by 18, and (ii) for a duration of 18 months, a fully taxable cash payment equal to the applicable premium for Dr. Kirk, his spouse and dependents, for the group health insurance plan maintained by the Company for the month in which the change in control termination occurs, plus a gross-up amount intended to cover the ordinary income tax attributable to the cash payment.
Marc Belsky and Mark Schiller
On March 20, 2025, the Company entered into employment agreements with each of Marc Belsky, the Company’s Chief Financial Officer, and Mark Schiller, the Company’s Chief Operating Officer (the “Belsky Employment Agreement” and the “Schiller Employment Agreement,” respectively, and collectively with the Kirk Employment Agreement, the “Executive Employment Agreements”). Pursuant to the Belsky Employment Agreement and the Schiller Employment Agreement, each of Mr. Belsky and Mr. Schiller is entitled to receive an annual base salary, a target annual performance bonus, and is eligible to participate in the Company’s benefit plans. Mr. Belsky and Mr. Schiller’s current annual base salaries are $475,900 and $474,600, respectively, and their target annual performance bonus equals 40% of their annual base salary.
Additionally, Mr. Belsky and Mr. Schiller are entitled to certain severance benefits pursuant to the Belsky Employment Agreement and Schiller Employment Agreement, respectively. Upon a Change in Control Termination, Mr. Belsky and Mr. Schiller are eligible to receive (i) a cash payment equal to the sum of their monthly base salary and pro-rata bonus, multiplied by 12, and (ii) for a duration of 12 months, a fully taxable monthly cash payment equal to the applicable premium for each executive, his spouse and dependents, for the group health insurance plan maintained by the Company during the month in which the change in control termination occurs, plus a gross-up amount intended to cover the ordinary income tax attributable to the cash payment (the “COBRA Premium”).
In the event of a Change in Control Termination, the vesting of all outstanding stock options held by the executive will be accelerated in full, and each stock option may be exercised for a period of 90 days following the termination.
Each of the Executive Employment Agreements provides that, in the event any payments or benefits received by an executive would constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code and would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, such payments and benefits will be reduced to the extent necessary so that no portion thereof is subject to such excise tax, but only if such reduction would result in a greater after-tax benefit to the executive, than the receipt of such payments and benefits without such reduction.
Executive Separation Agreements
On April 1, 2026, Dr. Kirk signed a Separation Agreement with the Company, pursuant to which Dr. Kirk’s employment will be terminated on the closing date of the Merger, or such earlier date as determined by Dr. Kirk and the Company Board. Upon his termination in connection with the Offer and Merger, which constitutes a Change in Control Termination under the Kirk Employment Agreement, Dr. Kirk will receive a cash payment equal to the sum of his monthly base salary and pro-rata bonus, multiplied by 18. Since Dr. Kirk is not currently participating in the Company’s group health insurance plan, he will not receive the COBRA Premium to which he would otherwise be entitled to under both the Kirk Employment Agreement and his Separation Agreement. In addition, the vesting and exercisability of all outstanding stock options held by Dr. Kirk will be accelerated in full on his termination date, and his stock options may be exercised for a period of 90 days. The foregoing severance benefits are contingent upon a general release of claims set forth in Dr. Kirk’s Separation Agreement.
On April 1, 2026, Mr. Belsky signed a Separation Agreement with the Company, pursuant to which Mr. Belsky’s employment will be terminated on the closing date of the Merger, or such earlier date as determined by Mr. Belsky and the Company Board. Upon his termination in connection with the Offer and Merger, which constitutes a Change in Control Termination under the Belsky Employment Agreement, Mr. Belsky will receive: (i) a cash payment equal to the sum of his monthly base salary and pro-rata bonus, multiplied by 12, and (ii) a cash payment equal to the monthly COBRA Premium, multiplied by 12. In addition, the vesting and exercisability of all outstanding stock options held by Mr. Belsky will be accelerated in full on his applicable termination date, and his stock options may be exercised for a period of 90 days. The foregoing severance benefits are contingent upon a general release of claims set forth in Mr. Belsky’s Separation Agreement.
On April 1, 2026, Mr. Schiller signed a Separation Agreement with the Company, pursuant to which Mr. Schiller’s employment will be terminated on the closing date of the Merger, or such earlier date as determined by Mr. Schiller and the Company Board. Upon termination in connection with the Offer and Merger, which constitutes a Change in Control Termination under the Schiller Employment Agreement, Mr. Schiller will receive: (i) a cash payment equal to the sum of his monthly base salary and pro-rata bonus, multiplied by 12, and (ii) a cash payment equal to the monthly COBRA Premium, multiplied by 12. In addition, the vesting and exercisability of all outstanding stock options held by Mr. Schiller will be accelerated in full on his termination date, and each stock option may be exercised for a period of 90 days. The foregoing severance benefits are contingent upon a general release of claims set forth in Mr. Schiller’s Separation Agreement.
Because the Company’s health insurance plans will terminate at or prior to the closing of the Merger, Parent and the Company have agreed that, in lieu of monthly COBRA Premium payments under the Executive Employment Agreements, the Company will provide each eligible executive officer with a lump sum cash payment equal to the estimated cost of such COBRA Premiums over the applicable severance period.
Transaction Bonuses
In January 2026, following the initiation of the Company’s strategic review process, the Company Board did not pay an annual performance bonus to Dr. Kirk, Mr. Belsky or Mr. Schiller for their services in 2025.
On February 13, 2026, the Company Board approved one-time bonus payments (the “Transaction Bonus”) to certain of the Company’s executive officers in recognition of their efforts in connection with the transactions contemplated by the Merger Agreement. The Transaction Bonuses were paid by the Company on March 31, 2026, to the following executive officers in the following amounts: Dr. Kirk received a payment of $100,000, and each of Mr. Belsky and Mr. Schiller received a payment of $50,000, respectively. In approving the Transaction Bonuses, the Company Board considered among other things, the fact that Dr. Kirk, Mr. Belsky and Mr. Schiller did not receive annual performance bonuses in respect of fiscal year 2025.
Director Compensation
Each non-employee director of the Company is compensated for his or her service on the Company Board pursuant to the Company’s Non-Employee Director Compensation Policy (“Director Compensation Policy”). For a description of the Director Compensation Policy, see the Company’s most recent proxy statement filed with the SEC, which is incorporated herein by reference.
With respect to any equity awards held by non-employee directors, such awards will be treated at the Effective Time in the same manner as described above under “—Treatment of Company Options in Connection with the Offer and Merger.”
Information Regarding Golden Parachute Compensation
The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers that is based on or otherwise relates to the Offer, assuming that the Offer and the Merger were consummated on May 11, 2026 and that each named executive officer’s employment was terminated by the Company without cause on the same day. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur. As a result, the golden parachute compensation, if any, to be received by the named executive officers may materially differ from the amounts set forth below. The calculations in this table below do not include amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of executive officers and that are available generally to all of our salaried employees. The calculations in the table do not include amounts that the named executive officers were already entitled to receive or were vested in, as of the date of this Schedule 14D-9 and are not based on or otherwise related to the Offer. In addition, these amounts do not attempt to forecast any additional equity award grants, issuances, vesting events or forfeitures that may occur prior to the Effective Time. Further, the amounts in the table below are not reduced by applicable tax withholding.

Named Executive Officer(1)	Base Salary Severance	Pro-Rata Bonus	COBRA Premium	Total Severance Payment(2)	Transaction Bonuses ($)(3)	Estimated Value of Unvested In- the-Money Options(4)	Total ($)
Christopher Kirk, Ph.D.	$927,000	$509,850	$—	$1,436,850	$100,000	$30,938	$1,567,788
Marc Belsky	$475,900	$190,360	$81,753	$748,013	$50,000	$6,317	$804,330
Mark Schiller	$474,600	$189,840	$115,149	$779,589	$50,000	$6,317	$835,906

(1)
Under relevant SEC rules, we are required to provide information in this table with respect to our “named executive officers,” who are generally the individuals whose compensation was required to be reported in the summary compensation table of our most recent proxy statement.

(2)
The cash amount included in this column represents the severance payment amounts each named executive officer is eligible to receive. For the purposes of this disclosure we have assumed that each named executive officer will be terminated other than for cause immediately following the Effective Time, entitling them to the severance benefits under their separation agreements. The cash amount in this column represents (i) with respect to Dr. Kirk, the value of a lump sum cash severance payment equal to his monthly base salary and pro-rata bonus, multiplied by 18, and (ii) with respect to Messrs. Belsky and Schiller, the value of a lump sum cash severance payment equal to their monthly base salary and pro-rata bonus, multiplied by 12, plus a cash payment equal to the value of COBRA Premiums over a 12-month period.

(3)	The Transaction Bonus amounts reflected in the table above were approved by the Company Board on February 13, 2026 and paid by the Company on March 31, 2026.
(4)
The amounts listed in this column represent the cash value of the vesting acceleration that the named executive officer will receive with respect to their In-the-Money Options pursuant to the terms of the Merger Agreement, assuming that the maximum aggregate contingent consideration that each of our executive officers and directors would be entitled to receive in respect of their In-the-Money Options become payable.

Indemnification of Executive Officers and Directors
The Company’s Amended and Restated Certificate of Incorporation, as in effect on June 25, 2018 (the “Charter”), provides that, to the fullest extent permitted by the DGCL, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Section 102(b)(7) of the DGCL provides, generally, that a company’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision may eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective. The Charter provides that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Company shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.
The Company has also entered into indemnification agreements with all of its directors and executive officers. In general, these agreements provide that the Company will indemnify the directors or executive officers to the fullest extent permitted by law for claims arising in his or her capacity as a director or executive officer of the Company or in connection with his or her service at the Company’s request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director or executive officer makes a claim for indemnification and establish certain presumptions that are favorable to the executive officer or director. The Company also maintains customary directors’ and officers’ liability insurance.
The Merger Agreement also provides that Parent agrees that all rights to indemnification and exculpation from liability for acts or omissions occurring on or prior to the Effective Time (and rights to advancement of expenses) existing, as of March 30, 2026, in favor of any of the current or former directors, officers, employees or agents (including as a fiduciary with respect to an employee benefit plan) of the Company or its predecessors (each an “Indemnified Party”), as provided in the respective organizational documents or in any indemnification agreements between such Indemnified Party and the Company that is in effect as of March 30, 2026 and that has been made available to Parent, (i) shall be assumed by the Surviving Corporation and Parent, without further action, at the Effective Time, (ii) shall survive the Merger, (iii) shall continue in full force and effect in accordance with their terms with respect to any claims against any such Indemnified Party arising out of such acts or omissions and (iv) for a period of six years following March 30, 2026, shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party. At or prior to the Effective Time, the Company shall pay (in full) for a non-cancelable run-off insurance policy of not less than the existing coverage amount, for a period of six (6) years after the Effective Time to provide insurance coverage for events, acts or omissions occurring on or prior to the Effective Time for all Indemnified Parties and other persons who were covered under the directors’ and officers’ insurance policy maintained by the Company as of March 30, 2026 and made available to Parent, which policy shall contain terms and conditions no less favorable in the aggregate to the insured persons than such coverage maintained by the Company.
The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ insurance is only a summary and is qualified in its entirety by reference to the Charter, the Merger Agreement and the Form of Indemnification Agreement, which are filed as Exhibits (e)(30), (e)(1) and (e)(9) to this Schedule 14D-9, respectively, and are incorporated herein by reference.
Employment Agreements and Retention Arrangements Through and Following the Merger
As of the date of this Schedule 14D-9, none of the Company’s executive officers or directors have entered into any agreements or arrangements with Parent, the Company or their respective affiliates regarding continued service with Parent, the Company or their respective affiliates after the Effective Time. It is possible that Parent, the Company or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.
Effect of the Merger Agreement on Employee Benefits
Effective as of no later than the day immediately preceding the day on which the Effective Time occurs, and conditioned upon the occurrence of the closing of the Merger, the Company will terminate its 401(k) plan and any other employee benefit plans within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, and any other similar plans. As described above under “—Executive Separation Agreements,” because the Company’s health insurance plans will terminate at or prior to the closing of the Merger, the Company will provide eligible executive officers a cash payment in lieu of COBRA premium reimbursements over the applicable severance period.
The provisions in the Merger Agreement relating to employee matters are for the sole benefit of Parent and the Company, and nothing therein creates any third-party beneficiary rights in any employee or other person (including any rights to benefits under any Company or Parent employee benefit plan or rights to continued employment), constitutes an amendment or creation of any employee benefit plan, limits the ability of the Company, Parent, or any affiliate to amend, suspend, or terminate any employee benefit plan, or limits the ability of the Company, Parent, or any affiliate to terminate the employment of any employee.
Section 16 Matters
Prior to the Effective Time, the Company Board will take all necessary and appropriate action to approve, for purposes of Section 16(b) of the Exchange Act, the disposition by Company directors and officers of Shares and Company Options, as contemplated by the Merger Agreement.
Rule 14d-10(d) Matters
The Merger Agreement provides that, prior to the scheduled expiration of the Offer, the Company Board or the Compensation Committee of the Company Board shall (i) duly and unanimously adopt resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, plan, program, arrangement or understanding entered into or established by the Company or any of its former subsidiaries with or on behalf of any of the officers, directors or employees of the Company on or before the date of the Merger Agreement and (ii) take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.
Merger Agreement
On March 30, 2026, the Company, Parent, Merger Sub, and, solely for purposes of providing a guaranty pursuant to Section 10.13 of the Merger Agreement, Ultimate Parent, entered into the Merger Agreement. The summary of the Merger Agreement contained in “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” and the description of the terms and conditions of the Offer contained in “The Tender Offer—Section 9. Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.
The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 with the SEC and is incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement is not intended to provide any other factual information about the Company, Parent or Merger Sub, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer, the Merger or otherwise. The Merger Agreement and this summary should not be relied upon as disclosure about the Company or Parent. None of the Company’s stockholders or any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Merger Sub or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and that the parties made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by confidential disclosure schedules delivered by the Company to Parent and Merger Sub in connection with the Merger Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk among the parties to the Merger Agreement and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases, are qualified by the confidential disclosure letter delivered by the Company to Parent and Merger Sub concurrently with the execution of the Merger Agreement. Investors are not third-party beneficiaries under the Merger Agreement (except that any one or more of the holders of Shares and Company Options may enforce the provisions in the Merger Agreement relating to their right to receive the consideration in the Merger applicable to such holder(s)). Accordingly, investors should consider the information in the Merger Agreement in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures if such updates are not required by law.
The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and the Merger contained in the Offer to Purchase are only summaries and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

Confidentiality Agreement
On March 23, 2026, Ultimate Parent and the Company entered into a confidentiality agreement (the “Confidentiality Agreement”) with a term of two years pursuant to which Ultimate Parent and the Company agreed to, (i) keep confidential and not publish, make available or otherwise disclose any confidential information of the other party to any third party and (ii) not use any confidential information of the other party for any purpose other than evaluating potential business or scientific transactions with the other party, subject to certain exceptions. The Confidentiality Agreement includes a standstill provision effective for six (6) months from March 23, 2026, for the benefit of the Company, and permits Ultimate Parent and its affiliates to confidentially approach the Company Board or the Chief Executive Officer during the standstill period. The standstill is subject to customary fall-away provisions.
This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(4) to this Schedule 14D-9 and incorporated herein by reference.
CVR Agreement
Each CVR represents a non-tradable contractual contingent right to receive certain CVR Payments under the following circumstances:
•
If the Company’s Closing Net Cash, as determined not later than 90 days following the closing of the Merger, exceeds $50 million, holders of CVRs will be entitled to receive their pro rata share of such excess Closing Net Cash (without interest);

•
If Parent files, or causes to be filed, an investigational new drug application or clinical trial protocol with the U.S. Food and Drug Administration (the “FDA”) for a clinical study of a product candidate derived from the Legacy Assets, and the applicable FDA review period expires or is terminated without the imposition of a clinical hold, in each case by the second anniversary of the closing of the Merger (such event, the “Initiation of a Clinical Study”), then, during the 10-year period following the closing of the Merger, CVR holders will be entitled to receive, without duplication, a pro rata share of cash payments upon the occurrence of each of the following events, in each case with respect to such product candidate or another product candidate derived from the Legacy Assets (collectively, the “Legacy Asset Milestone and Royalty Proceeds”):

(a)	“Legacy Asset Milestones” shall mean:
1.
$500,000 upon the first dosing of the first patient enrolled after the tenth (10th) patient in a Phase 2 or Phase 3 clinical trial of a product candidate derived from the Legacy Assets, where such patient is not required to undergo 24-hour in-unit monitoring;

2.	$5,000,000 upon submission of a new drug application (“NDA”) to the FDA;
3.	$12,500,000 upon NDA approval;
4.	$20,000,000 if Legacy Asset Net Sales (as defined in the CVR Agreement) are equal to or greater than $500,000,000 in any calendar year; and
5.	$50,000,000 if Legacy Asset Net Sales are equal to or greater than $1,000,000,000 in any calendar year.
(b)	“Legacy Asset Royalty” shall mean royalty payments in the amount of 3% of aggregate Legacy Asset Net Sales.
During the period commencing on the Closing and ending on the earlier of (i) the first (1st) anniversary of the closing of the Merger and (ii) Parent’s decision to seek a Legacy Asset Transaction Agreement (the “Development Period”), Parent shall, and shall cause its affiliates (including Kezar) to, use commercially reasonable efforts to develop a product candidate derived from the Legacy Assets, including by using commercially reasonable efforts to effect the Initiation of a Clinical Study. If Parent has not effected the Initiation of a Clinical Study during the Development Period, then, during the period commencing at the end of the Development Period and ending on the second (2nd) anniversary of the closing of the Merger, Parent shall, and shall cause its affiliates (including Kezar) to, use commercially reasonable efforts to enter into one or more Legacy Asset Transaction Agreements; provided that this sentence shall not restrict Parent from effecting the Initiation of a Clinical Study at any time prior to the second (2nd) anniversary of the closing of the Merger.

•
If Parent enters into a Legacy Asset Transaction Agreement within 2 years following the closing of the Merger, holders of CVRs will be entitled to receive their pro rata share of 90% of Net Proceeds from such transaction received during the 10-year period following the closing of the Merger;

•
If Parent receives proceeds in respect of the Everest Collaboration, holders of CVRs will be entitled to receive their pro rata share of 90% of Net Proceeds received during the 10-year period following the closing of the Merger; and

•
If Parent receives proceeds in respect of the Enodia Asset Purchase Agreement, holders of CVRs will be entitled to receive their pro rata share of 100% of Net Proceeds (as defined in the CVR Agreement) received during the 10-year period following the closing of the Merger;

At or prior to such time as Merger Sub accepts for purchase the Shares tendered in the Offer after the Expiration Time, Parent, Merger Sub, the Representative and the Rights Agent will enter into the CVR Agreement governing the terms of the CVRs to be received by the Company stockholders. Each holder of Shares will be entitled to one CVR for each Share outstanding (a) that Merger Sub accepts for payment from such holder pursuant to the Offer or (b) owned by or issued to such holder as of immediately prior to the Effective Time and converted into the right to receive the Merger Consideration pursuant to the Merger Agreement.
As of immediately prior to the Offer Closing Time, each Company Option that is then outstanding but not then vested or exercisable shall become immediately vested and exercisable in full. Each holder of an In-the-Money Option that is outstanding immediately prior to the Effective Time will be entitled to one CVR for each Share subject to such In-the-Money Options immediately prior to the Effective Time.
The CVRs are contractual rights only and not transferable except under certain limited circumstances, will not be certificated or evidenced by any instrument and will not be registered with the SEC or listed for trading. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent, Merger Sub or the Company or any of their affiliates.
Under the terms of the CVR Agreement, during the “Legacy Asset Transaction Period,” being the period commencing on the Effective Time and ending on the second anniversary of the Effective Time, Parent has agreed that it (i) shall not terminate or abandon the required maintenance of the Legacy Assets, including by failing to use commercially reasonable efforts to preserve and maintain the Legacy Assets (except, following the expiration of the Legacy Asset Transaction Period, to the extent that Parent reasonably determines in good faith that such Legacy Assets are no longer commercially viable); and (ii) shall, and shall cause its affiliates (including the Company after the Effective Time), to use commercially reasonable efforts to comply with all prosecution, maintenance and other obligations relating to the intellectual property rights within the Legacy Assets required by any license or related term set forth in any Legacy Asset Transaction Agreement, to the extent such intellectual property rights are contemplated by said Legacy Asset Transaction Agreement.
Save for the aforementioned limitations, (i) Parent and its affiliates shall have the power and right to control all aspects of their businesses and operations (and all of their assets and products), and subject to its compliance with the terms of the CVR Agreement, Parent and its affiliates may exercise or refrain from exercising such power and right as it may deem appropriate and in the best overall interests of Parent and its affiliates and its and their stockholders, rather than the interest of the CVR holders, and (ii) starting on the day following the expiration of the Legacy Asset Transaction Period, the Company shall be permitted to take any action in respect of the Legacy Assets.
Pursuant to the CVR Agreement, Parent has further agreed to, among other things, the following additional covenants:
a)
During the period commencing on the closing of the Merger and ending on the earlier of (i) the first anniversary of the closing of the Merger and (ii) Parent’s decision to seek a Legacy Asset Transaction Agreement (the “Development Period”), Parent shall, and shall cause its affiliates (including the Company) to, use commercially reasonable efforts to develop a product candidate derived from the Legacy Assets, including by using commercially reasonable efforts to effect the Initiation of a Clinical Study. If Parent has not effected the Initiation of a Clinical Study during the Development Period, then, during the period commencing at the end of the Development Period and ending on the second anniversary of the closing of the

Merger, Parent shall, and shall cause its affiliates (including the Company) to, use commercially reasonable efforts to enter into one or more Legacy Asset Transaction Agreements; provided that Parent shall not be restricted from effecting the Initiation of a Clinical Study at any time prior to the second anniversary of the closing of the Merger;
b)
During the Legacy Asset Transaction Period, Parent shall: (i) maintain the CVRs (including fees and expenses related to the Rights Agent and the Representative); (ii) continue any activity related to the manufacturing, management or disposition of the inventory related to raw materials, starting materials, intermediate materials, drug substance or drug product related to the Legacy Assets, including maintenance and/or closeout of stability studies and storage of the Legacy Assets; and (iii) continue the prosecution, maintenance and other obligations relating to the intellectual property rights related to the Legacy Assets;

c)
Subject to confidentiality arrangements, Parent will provide during the Legacy Asset Transaction Period, the Representative with a written update in reasonable detail describing the progress, status and anticipated trajectory of (i) Parent’s efforts in respect of Legacy Asset Milestones, Legacy Asset Transactions, the Everest Collaboration and the Enodia Asset Purchase Agreement, and (ii) Parent’s estimated timing of receiving payments with respect to such Legacy Asset Milestones, Legacy Asset Transactions, the Everest Collaboration and the Enodia Asset Purchase Agreement, in each case up to one time a fiscal quarter of each calendar year; and

d)
Parent shall, and shall cause its affiliates, including the Company (after the Effective Time), to, until such time as the CVR Agreement is terminated pursuant to its terms, (i) comply in all material respects with their respective covenants and obligations under each Legacy Asset Transaction Agreement, the Everest Collaboration and the Enodia Asset Purchase Agreement, and (ii) consider the interests of the CVR holders in good faith, and not take any action, or fail to take any action, the primary purpose of which is to circumvent the purpose of the CVR Agreement and the intent of the parties, including by reducing the amount of Legacy Asset Transaction Proceeds, Everest Collaboration Proceeds or Enodia Proceeds.

The CVRs will not be transferable except (a) by will or intestacy upon death of a holder, (b) pursuant to a court order, (c) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries of the holder upon the death of the holder, (d) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any holder that is a corporation, limited liability company, partnership or other entity, (e) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC, or (f) to Parent and Merger Sub in connection with the renouncement and abandonment of such CVR by the applicable holder.
No interest will accrue or be payable in respect of any of the amounts that may become payable in respect of the CVRs.
The Rights Agent will create and maintain a register (the “CVR Register”) for the purpose of (i) identifying holders of CVRs and (ii) registering CVRs and any transfers of CVRs that are permitted under the CVR Agreement. The CVR Register will initially show one position for Cede & Co. representing all the Shares held by DTC on behalf of the holders of the Shares that held such Shares in book-entry form through DTC immediately prior to the Effective Time, as well as positions for holders of Shares that held such Shares in their own name as of immediately prior to the Effective Time. The CVR Register will be updated as necessary by the Rights Agent to reflect the addition or removal of holders (pursuant to any permitted transfers), upon the written receipt of such information and instrument of transfer by the Rights Agent.
The CVR Agreement provides that, other than the rights of the Rights Agent as set forth in the CVR Agreement, holders of at least 30% of outstanding CVRs set forth in the CVR Register (the “Acting Holders”) have the sole right, on behalf of all holders of CVRs, by virtue of or under any provision of the CVR Agreement, to institute any action or proceeding with respect to the CVR Agreement, and no individual holder or other group of holders of CVRs will be entitled to exercise such rights.
Additionally, the CVR Agreement provides (a) the Representative, Parent, Merger Sub and the Rights Agent the right to amend, without the consent of any holders of CVRs, the CVR Agreement in certain instances, including (i) providing for a successor to Parent or to Merger Sub, (ii) adding to the covenants of Parent and Merger Sub as the Representative, Parent, Merger Sub and the Rights Agent will consider, in good faith, to be for the protection of holders of CVRs (provided that such provisions do not adversely affect the interests of holders of CVRs in any material respect), (iii) curing any ambiguities, correcting or supplementing any provisions of the CVR Agreement that may be defective or inconsistent therein or making any provisions with respect to matters or questions arising under the CVR Agreement (provided such provisions do not adversely affect the interests of holders of CVRs), (iv) amendments as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act, or any similar registration or prospectus requirement under applicable securities laws outside the United States (provided such provisions do not adversely affect the interests of holders of CVRs), (v) amendments as may be necessary to ensure that the Company complies with applicable law, (vi) providing for a successor to the Rights Agent, or (b) the Representative, Parent, Merger Sub and the Rights Agent the right to amend, without the consent of any holders of CVRs, the CVR Agreement to reduce the number of CVRs in the event any holder of CVRs agrees to abandon or renounce such holder’s rights under the CVR Agreement.
The Representative, Parent, Merger Sub and Rights Agent may also amend the CVR Agreement in other circumstances, including in a manner that is materially adverse to the interests of the holders of CVRs if Parent and Merger Sub obtain the consent of the Acting Holders, whether evidenced in writing or taken at a meeting of such holders.
In connection with the CVR Agreement, the Company has entered into an engagement agreement with the Representative, effective as of April 8, 2026 (the “Fortis Engagement Agreement”). Pursuant to the Fortis Engagement Agreement, Dr. Kirk and Mr. Belsky collectively constitute an advisory group (the “Advisory Group”) that has the authority to provide instructions to the Representative with respect to transactional matters, claims and disputes through the term of the CVR Agreement. No compensation is payable to the members of the Advisory Group in connection with their service on the Advisory Group, other than indemnification to which such members are entitled from the Company in their capacity as officers of the Company.
The foregoing summary of the CVR Agreement is only a summary and is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the CVR Agreement, the form of which is filed as Exhibit (e)(2) and incorporated herein by reference.
Tender and Support Agreement
On March 30, 2026, in connection with the execution of the Merger Agreement, Tang Capital Partners, LP (the “Supporting Stockholder”), solely in its capacity as a holder of Shares, entered into a tender and support agreement with Parent, Merger Sub and the Company (the “Tender and Support Agreement”), pursuant to which the Supporting Stockholder agreed, among other things, (i) to tender all of the Shares held by the Supporting Stockholder (the “Subject Shares”) in the Offer, subject to certain exceptions (including the valid termination of the Merger Agreement), and (ii) to certain other restrictions on its ability to take actions with respect to the Company and the Subject Shares. The Supporting Stockholder held an aggregate of approximately 9.0% of the outstanding Shares as of April 10, 2026.
The Tender and Support Agreement terminates upon the earliest of (i) the termination of the Merger Agreement, and (ii) the Effective Time.
This foregoing summary of the Tender and Support Agreement is only a summary and is qualified in its entirety by reference to the Tender and Support Agreement, a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9 and incorporated herein by reference.
Item 4.	The Solicitation or Recommendation.
(a) Recommendation of the Company Board.
The Company Board unanimously: (i) determined that the Offer, the Merger and the other Transactions are fair to, and in the best interests of the Company and the holders of the Shares, (ii) approved and declared advisable the Merger and the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, (iii) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Offer Closing Time, and (iv) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer. Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

A joint press release, dated March 30, 2026, issued by the Company and Ultimate Parent announcing the Merger Agreement, the Offer and the Merger is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and incorporated herein by reference.
(b) Background and Reasons for the Company Board’s Recommendation.
Background of the Offer
The following chronology summarizes the material meetings and events that led to the execution of the Merger Agreement, but it does not purport to catalogue every conversation or interaction among the Board, members of Kezar’s senior management, Kezar’s advisors or other parties and their respective financial advisors, legal advisors, affiliates or other representatives.
The Board of Directors of Kezar (the “Board”), together with Kezar’s senior management, regularly evaluates Kezar’s historical performance, current financial position, future growth prospects and long-term strategic plan. The Board has also considered various strategic opportunities available to Kezar, as well as ways to enhance stockholder value and Kezar’s performance and prospects, taking into account the business, competitive, regulatory, financing and economic environment and developments in Kezar’s industry. In particular, the Board has considered the clinical and regulatory setbacks encountered during the development of Kezar’s lead product candidate and the resulting impact on Kezar’s ability to fund continued development on attractive terms, or at all. In light of the foregoing, the Board has considered whether Kezar should: (1) continue to execute on its long-term strategy as a standalone company, which has focused on developing Kezar’s lead product candidate, zetomipzomib, a first-in-class selective immunoproteasome inhibitor currently being evaluated for the treatment of autoimmune hepatitis (“AIH”); (2) pursue various partnerships, licensing transactions, collaborations or reverse merger transactions; or (3) pursue a sale of the entire company or sales of certain assets. As part of this process, members of Kezar’s senior management and the Board have engaged from time to time in business development and strategic discussions with participants in the pharmaceutical, biotechnology and healthcare industries, with the goal of enhancing value for Kezar’s stockholders.
On September 30, 2024, Kezar publicly announced that it would cease enrollment and dosing of patients in its ongoing Phase 2b PALIZADE clinical trial of zetomipzomib in lupus nephritis (the “PALIZADE Trial”) in response to safety events in the trial. The FDA imposed a clinical hold on the trial on October 4, 2024. Kezar’s Phase 2a PORTOLA trial of zetomipzomib in AIH (the “PORTOLA Trial”) remained open at this time, with no serious safety events observed to date.
On October 8, 2024, Concentra Biosciences, LLC (“Concentra”), an entity controlled by Tang Capital Partners, LP (“Tang Capital”), submitted an unsolicited proposal to Kezar to acquire 100% of the equity of Kezar for $1.10 per share in cash on a pre-reverse stock split basis (or $11.00 per share in cash on a post-reverse stock split adjusted basis), plus a contingent value right (“CVR”) representing the right to receive 80% of the net proceeds from any out-license or disposition of Kezar’s development programs or intellectual property (the “2024 Concentra Proposal”).
Later on October 8, 2024, Tang Capital and its affiliates filed a Schedule 13D with the SEC, which disclosed that it beneficially owned 9.9% of Kezar’s outstanding shares of common stock and included a copy of the 2024 Concentra Proposal.
On October 9, 2024, Graham Cooper, Chair of the Board, had a call with Kevin Tang, Chief Executive Officer of Concentra and manager of the general partner of Tang Capital, at Mr. Cooper’s request, to discuss the 2024 Concentra Proposal.
Later on October 9, 2024, the Board held a meeting with members of Kezar’s senior management, representatives of Cooley LLP, the Company’s outside counsel (“Cooley”), and a potential financial advisor to the Company in attendance, during which Christopher Kirk, Ph.D., Kezar’s Chief Executive Officer, reviewed key recent business developments, including: the clinical hold imposed on the PALIZADE Trial and management’s assessment of the safety data; the status of the PORTOLA Trial and management’s assessment of the current opportunity for zetomipzomib in AIH; and certain considerations regarding a potential wind-down of the Company should the Board determine to discontinue development of zetomipzomib. Following discussion, the Board agreed to discontinue the PALIZADE Trial and conduct a full and unblinded safety analysis. Representatives of Cooley and the potential financial advisor then reviewed the 2024 Concentra Proposal, including that it appeared to constitute a “liquidation” proposal that valued the Company based on its cash and not as a going concern, and various considerations regarding Tang Capital’s accumulation of 9.9% of the Company’s outstanding common stock. Representatives of the potential financial advisor provided the Board with perspectives regarding unsolicited proposals made by Concentra in similar circumstances in the past, including that such offers routinely included CVRs. Representatives of Cooley reviewed potential strategies to reduce the likelihood that Tang Capital would continue to accumulate shares of Company common stock without prior Board approval, including the potential adoption of a stockholder rights plan, and noted that the Board had previously placed a stockholder rights plan “on the shelf” in April 2024. Representatives of Cooley reviewed with the Board the directors’ fiduciary duties in the context of an unsolicited proposal and the potential adoption of a stockholder rights plan. Following discussion among the Board, management and its advisors regarding the attractiveness of the 2024 Concentra Proposal compared with the Company’s standalone prospects (taking into account Mr. Cooper’s conversations with Mr. Tang, during which Mr. Cooper posed clarifying questions regarding Mr. Tang’s intentions relating to the Company and the basis for the 2024 Concentra Proposal, including Mr. Tang’s views regarding the potential of Kezar’s lead product candidate, zetomipzomib) and potential responses to the proposal, the Board agreed that the Company should issue a statement confirming receipt of the 2024 Concentra Proposal and the Board’s ongoing evaluation thereof, and that the Board would make a final determination as to how to respond to the 2024 Concentra Proposal following the upcoming Independent Data Monitoring Committee (“IDMC”) meeting for the PORTOLA Trial scheduled for October 16, 2024. The potential financial advisor attended this meeting in an advisory capacity and was not then, or subsequently, engaged by the Board.
On October 10, 2024, Kezar publicly announced receipt of the 2024 Concentra Proposal and that the Board was carefully evaluating it to determine the course of action that was in the best interest of the Company and its stockholders.
On October 16, 2024, the Board held a meeting with members of Kezar’s senior management and representatives of Cooley and the potential financial advisor to the Company in attendance, at which Dr. Kirk informed the Board that the PORTOLA Trial’s IDMC had completed its regularly scheduled review of safety data from the PORTOLA Trial and had determined that the PORTOLA Trial could continue without modification. Following discussion regarding, among other matters, the risks and opportunities associated with continuing to pursue clinical development of zetomipzomib, the Board agreed to continue development of zetomipzomib in AIH and reaffirmed its decision to terminate the PALIZADE Trial and to conduct a full and unblinded safety analysis. Representatives of the potential financial advisor reviewed a preliminary financial analysis of the 2024 Concentra Proposal, and representatives of Cooley reviewed the Board’s fiduciary duties in the context of evaluating the 2024 Concentra Proposal and potentially adopting a stockholder rights plan. Following discussion among the Board, management and the advisors regarding the 2024 Concentra Proposal, the Board unanimously determined that the 2024 Concentra Proposal: (i) substantially undervalued the Company with respect to the potential AIH commercial opportunity reflected by zetomipzomib, including in light of the developments in the Company’s clinical development program, the completion of enrollment and the planned release of topline data from the PORTOLA Trial, and the Company’s cash position; and (ii) was not in the best interests of the Company and its stockholders. The Board then considered the adoption of a stockholder rights plan (the “Rights Plan”) to address the significant and ongoing dislocation in the Company’s share price and the risk that Tang Capital would continue accumulating shares of common stock in an effort to pressure the Board to accept the 2024 Concentra Proposal. During this discussion, representatives of Cooley reviewed the key terms of the draft Rights Plan that had been made available to the Board, representatives of the potential financial advisor reviewed an analysis of potential exercise prices for the rights subject to the Rights Plan and associated considerations, and the Board provided direction regarding the key terms of the Rights Plan. Following this discussion, the Board unanimously authorized the adoption of the Rights Plan, to take effect prior to market open the following day.
On October 17, 2024, Kezar publicly announced that the Board had unanimously rejected the 2024 Concentra Proposal on the basis that it would result in an implied equity value for Kezar stockholders that is materially below Kezar’s available liquidity and failed to provide adequate value to reflect the significant potential of zetomipzomib as a therapeutic candidate. Kezar also announced that in response to Concentra and its affiliates’ rapid accumulation of 9.9% of Kezar’s outstanding common stock, the Board adopted a limited duration Rights Plan with a 10% triggering threshold, as set forth in the Rights Agreement, dated as of October 17, 2024 (as subsequently amended, the “Rights Agreement”), by and between Kezar and Computershare Trust Company, N.A., as Rights Agent. The announcement noted that the Rights Plan was intended to enable all of Kezar’s stockholders to realize the long-term value of their investment and reduce the likelihood that any person or group gains control of Kezar through open market accumulation without paying all stockholders an appropriate control premium or without providing the Board sufficient time to make informed judgments and take actions that are in the best interests of all stockholders. Kezar also publicly announced that Kezar’s PORTOLA Trial would continue without modification while the PALIZADE Trial would be discontinued.
On October 28, 2024, Kezar announced a 1-for-10 reverse stock split of its common stock.

From October 2024 through October 16, 2025, Kezar continued to pursue the clinical development of zetomipzomib in AIH. During this timeframe, Kezar publicly disclosed several clinical development updates pertaining to zetomipzomib, including a partial clinical hold imposed by the FDA in November 2024 that prevented PORTOLA Trial patients from enrolling into the open-label extension portion of the trial; the positive data from the PORTOLA Trial in late March 2025; the removal of the partial clinical hold by the FDA in July 2025; and a number of submissions to, and the request for a Type C meeting with, the FDA regarding the design of a potential registrational clinical trial for zetomipzomib in AIH. Throughout this timeframe, the Board, with the assistance of Kezar’s management and external advisors, regularly considered and pursued various strategic and financing alternatives which would potentially enable Kezar to fund such a registrational clinical trial, none of which were ultimately consummated (see below for further discussion of such alternatives).
On March 26, 2025, Mr. Tang emailed Mr. Cooper and Dr. Kirk to ask for an opportunity to have a discussion with the Board.
On April 3, 2025, Dr. Kirk and Marc Belsky, Kezar’s Chief Financial Officer, held a call with Mr. Tang, during which Mr. Tang reiterated his desire to address the entire Board. The representatives of Kezar indicated they would discuss his request internally and revert.
On April 15, 2025, at the direction of the Board, certain members of the Board—Dr. Kirk, Mr. Cooper, Franklin Berger and John Fowler—held a meeting with Mr. Tang. During this meeting, Mr. Tang: (i) requested that the Board wind down the operations of the Company and return cash to stockholders and reviewed his rationale for doing so; and (ii) indicated that Concentra would be willing to acquire the Company to facilitate the return of capital to stockholders. The Kezar representatives indicated they would discuss his perspectives with the Board and provide a response thereafter.
On April 28, 2025, the Board held a meeting with members of Kezar’s senior management and representatives of Cooley in attendance to discuss the meeting with Mr. Tang on April 15, 2025 and potential responses. Dr. Kirk also reviewed an updated safety analysis and planned FDA regulatory submissions to seek the removal of the partial clinical hold. After the participants in the meeting with Mr. Tang reviewed Mr. Tang’s requests and their impressions thereof, the Board engaged in a discussion regarding the Company’s standalone prospects and Mr. Tang’s request. After discussion, the Board determined to continue the Company’s operations with a strategic focus on seeking regulatory clarity from the FDA and removal of the partial clinical hold on zetomipzomib.
In August 2025, the FDA’s Division of Hepatology and Nutrition granted a Type C meeting with Kezar to discuss a potential clinical trial design for a potential registration-enabling study of zetomipzomib in patients with AIH to be held in the fourth quarter of 2025.
On October 8, 2025, the Board held a meeting with members of Kezar’s senior management and a representative of the potential financial advisor in attendance. During the meeting, Dr. Kirk updated the Board on recent interactions with the FDA, including the FDA’s cancellation of the scheduled Type C meeting to be held with the Company in the fourth quarter of 2025, rejection of a Type A meeting request, a request for additional clinical studies prior to initiation of another study in AIH, and a requirement that all future studies in AIH include 48-hour in-unit patient monitoring on all patients. These interactions and written responses suggested that, despite sustained efforts by Kezar management, there may not be a viable path to aligning with the FDA on a potential registrational clinical trial of zetomipzomib in AIH. A representative of the potential financial advisor joined the meeting and provided an overview of potential strategic alternatives available to the Company, and a discussion ensued among the Board, management and the potential financial advisor. After excusing the potential financial advisor, and following further discussion regarding the risks and uncertainties regarding the Company’s standalone path given recent developments with the FDA, the Board authorized management to engage a financial advisor to initiate a strategic review process (subject to Board approval of the financial advisor and the terms of its engagement) to maximize stockholder value, implement a corporate restructuring plan and cash conservation measures, and continue with ongoing regulatory and governmental affairs activity. During the meeting, a representative of Cooley also reviewed the fiduciary duties of the directors in the context of potentially extending the terms of the Rights Plan given its upcoming expiration, and after discussion the Board agreed to extend the term of the Rights Plan, with the formal approval of the extension to be made concurrently with the public announcement of the strategic review process.
Following the Board meeting, members of management interviewed potential financial advisors, including TD Securities (USA) LLC (“TD Cowen”), to assist the Company in its strategic review.

On October 15, 2025, the Board held a meeting with members of Kezar’s senior management and representatives of Cooley in attendance to discuss the Company’s process to explore strategic alternatives, including strategic considerations and potential outcomes under various scenarios. Representatives of Cooley reviewed the fiduciary duties of the directors in the context of a strategic review process and potential sale of Kezar, as well as certain strategic guidelines for the Board and management to observe. Dr. Kirk reviewed the status of the Company’s meetings with investment banks to assist in the Company’s strategic alternatives review, and recommended that the Board engage TD Cowen because, among other factors, TD Cowen is a nationally recognized investment banking firm with experience in similar transactions and is familiar with the Company and its business and industry. Following discussion, the Board approved the engagement of TD Cowen as its financial advisor and authorized the public disclosure of the commencement of the strategic review process.
On October 16, 2025, Kezar issued a press release announcing that it was initiating a process to explore a full range of strategic alternatives focused on maximizing stockholder value and retained TD Cowen to support Kezar with the strategic review process. The release noted that the Company was unable to align with the FDA on the design of a potential registrational trial of zetomipzomib for relapsed and refractory AIH, after the FDA’s Division of Hepatology and Nutrition cancelled a previously scheduled Type C meeting in the fourth quarter of 2025 intended to discuss Kezar’s proposed registrational AIH trial design. As a result, Kezar announced that it would be implementing a restructuring plan including a workforce reduction and other cost-containment and cash conservation measures. The Company also announced that the term of the Rights Plan had been extended until the day following the certification of voting results from Kezar’s 2026 annual meeting of stockholders.
Between October 22, 2025 and October 23, 2025, at the direction of the Board, representatives of TD Cowen contacted potential counterparties to assess their interest in exploring potential strategic transactions with Kezar, including reverse mergers, whole company sales and licensing transactions. In total, TD Cowen distributed process letters to 40 potential reverse merger counterparties and 37 potential strategic parties, and conducted outreach to three additional strategic parties, including Concentra, to solicit their interest in a potential cash and CVR transaction based on the estimated liquidation value of the Company. Of these parties, 7 entered into confidentiality agreements with the Company. In the judgment of Kezar management, in consultation with TD Cowen, the potential counterparties contacted were those most likely to have the interest and capability to complete a transaction with the Company that the Board may find acceptable. Of the 40 reverse merger process letter recipients, four counterparties submitted non-binding indications of interest. One additional strategic counterparty, Enodia (defined below), submitted a non-binding indication of interest for a potential asset acquisition of KZR-261, Kezar’s clinical-stage Sec61 inhibitor, and related discovery compounds from Kezar’s protein secretion program (collectively, the “PSP Assets”), which had been deprioritized by Kezar in August 2024. Each of these indications of interest is discussed below. None of the confidentiality agreements entered into by the Company in connection with the strategic review process described below contained any provision that restricted the counterparty from submitting a confidential acquisition proposal to the Company.
On October 24, 2025, Enodia Therapeutics SAS (“Enodia”), a French biotechnology company focused on developing small molecule therapeutics through proprietary selective targeted protein degradation platforms, contacted a member of Kezar’s senior management and expressed interest in the PSP Assets. At the direction of the Board, TD Cowen shared a process letter with Enodia.
On October 29, 2025, Kezar and Enodia entered into a mutual confidentiality agreement and Enodia received access to Kezar’s virtual data room (the “VDR”).
Between November 6, 2025 and November 11, 2025, three private biotechnology and therapeutics companies (each of which is a different company from Party A, Party B, Party C, Party D, Party E and Concentra, as defined below) submitted non-binding proposals for reverse merger transactions with Kezar. The proposals ascribed valuations to Kezar of between $24 million and $65 million and implied ownership interests for existing Kezar stockholders in the combined companies of approximately 15% to 25%, with contemplated concurrent financings of between $10 million and $80 million. None of these three proposals ultimately advanced beyond the initial indication of interest stage.
On November 10, 2025, Enodia submitted a non-binding proposal to acquire the PSP Assets for $1 million upfront and up to $102 million in development, commercial and sales milestone payments.

On November 11, 2025, a private therapeutics company (which we refer to as “Party A”) submitted a non-binding proposal for a reverse merger transaction with an ascribed valuation for Kezar of $65 million (assuming closing net cash of $50 million) and an ascribed valuation of Party A of $450 million, with an implied ownership interest in the combined company of approximately 11% for existing Kezar stockholders following a contemplated concurrent financing of $80 million.
On November 12, 2025, the Board held a meeting with members of Kezar’s senior management and representatives of TD Cowen and Cooley in attendance. At this meeting, representatives of TD Cowen reviewed the status of outreach to potential counterparties and the key terms of indications of interest received to date. The Board and members of Kezar’s senior management, with input from representatives of TD Cowen, discussed each of the potential reverse merger indications of interest, taking into account the counterparty’s proposed valuations, clinical data readiness, investor support for a concurrent financing and public company readiness. After discussion, the Board directed TD Cowen to make a counterproposal to Party A while terminating discussions with the other potential reverse merger counterparties. The Board also directed management and TD Cowen to progress discussions with Enodia for a transaction involving the PSP Assets. During the meeting, representatives of Cooley reviewed the fiduciary duties of the directors in the context of a strategic review process and potential sale of Kezar, and the directors confirmed they were not aware of any conflicts with respect to any of the currently contemplated potential counterparties. During the meeting, the Board also authorized the formation of a transaction committee (the “Transaction Committee”) comprising Mr. Berger, Mr. Cooper and Courtney Wallace. The Board acknowledged that the Transaction Committee was formed solely for convenience and to provide management and the advisors with regular Board-level input and not to address any identified conflict, with the full Board retaining the exclusive authority to authorize definitive agreements for any strategic transaction.
On November 14, 2025, at the direction of the Board, representatives of TD Cowen provided feedback to Party A’s advisors regarding Party A’s initial proposal, including the Board’s preference for a proposal that included a dividend of Kezar’s cash to existing stockholders in conjunction with the reverse merger. TD Cowen also noted that the Board would need to conduct diligence regarding Party A’s business to determine whether it would be willing to pursue a transaction with Party A.
On November 17, 2025, a representative of a publicly traded biotechnology company (which we refer to as “Party B”) contacted a member of the Board and expressed interest in a potential cash transaction that included a CVR related to zetomipzomib.
On November 20, 2025, Party B entered into a mutual confidentiality agreement with Kezar and received access to the VDR.
Also on November 20, 2025, members of Kezar’s senior management held a discussion with representatives of Enodia regarding the economics of Enodia’s proposal for the PSP Assets, and key related diligence items. From this time through the execution of definitive agreements for the Enodia transaction on March 6, 2026, representatives of Kezar’s senior management, Enodia and their respective representatives negotiated the terms of the Enodia transaction and definitive agreements relating thereto. At no point during these discussions did Enodia express an interest in any assets of Kezar, other than the PSP Assets.
On November 23, 2025, Kezar and Party A entered into a mutual confidentiality agreement.
On December 10, 2025, Party A provided a management presentation to members of Kezar’s senior management, members of the Board, Kezar’s scientific and medical consultants and representatives of TD Cowen.
On December 12, 2025, the Transaction Committee held a meeting with members of Kezar’s senior management and representatives of TD Cowen in attendance to discuss Party A’s proposal following its management presentation. The Transaction Committee provided feedback that a reverse merger transaction with Party A would not be attractive due to, among other factors, its assessment of clinical and regulatory risk associated with Party A’s programs and financial risk associated with the contemplated concurrent financing. The Transaction Committee also discussed a potential liquidation as an alternative for maximizing value for Kezar’s stockholders.
On December 18, 2025, the Board held a meeting with members of Kezar’s senior management and representatives of TD Cowen and Cooley in attendance. The Board discussed the relative merits of the strategic alternatives under consideration, including a potential reverse merger transaction, a potential liquidation or other return of capital to the Company’s stockholders, and a potential acquisition of the Company by a financial buyer pursuant to a cash and CVR structure based on the Company’s net liquidation value. Following discussion, the Board directed the Transaction Committee to prioritize the financial buyer path.
Later on December 18, 2025, at the direction of the Board, representatives of TD Cowen informed Party A’s advisors that the Board and Kezar’s senior management were no longer interested in pursuing a potential reverse merger with Party A.
In early January 2026, at the direction of the Board, representatives of TD Cowen contacted five additional potential counterparties regarding a potential acquisition of Kezar, two financial buyers (which we refer to as “Party C” and “Party D”), a public company with a strategy that included acquiring public biotechnology companies at their net liquidation value (which we refer to as “Party E”), Party B and Concentra. TD Cowen sent financial buyer process letters and communicated bid deadlines to these parties. The process letter outlined the information required to be included in any proposal, including, among other things: bidder identity and ownership structure; proposed transaction structure and purchase price (including any contingent consideration or contingent value rights); valuation methodology and key assumptions (assuming a specified level of cash at closing); financing sources with an expectation of fully committed financing; plans for the Company’s pipeline assets and employees; anticipated diligence scope and timing; required internal and regulatory approvals; and identification of external advisors. The process letter further provided that the Company retained the right, in its sole discretion, to modify, suspend, or terminate the process at any time, to reject any or all proposals, to negotiate with multiple parties simultaneously, and to enter into a transaction with any party without prior notice to others. It also clarified that no binding obligation would arise absent the execution of a definitive agreement and required that all communications relating to the process be conducted exclusively through TD Cowen.
On January 7, 2026, Party D and Party E each entered into separate mutual confidentiality agreements with Kezar. Also on January 7, 2026, at the direction of the Board, representatives of TD Cowen held a discussion with representatives of Concentra regarding a potential acquisition of Kezar.
On January 8, 2026, Party C submitted a proposal to acquire Kezar for a $1.5 million discount to Kezar’s closing net cash, with a CVR entitling Kezar stockholders to 80% of business development net proceeds received within a specified period following closing.
On January 9, 2026, Party D submitted a proposal to acquire Kezar for a $3 million discount to Kezar’s closing net cash, with CVRs entitling Kezar stockholders to a tiered percentage of business development proceeds depending on the timing of receipt of such proceeds following closing.
Also on January 9, 2026, Kezar announced that the FDA had granted a Type C meeting in the first quarter of 2026 to discuss the development of zetomipzomib in AIH.
On January 10, 2026, Party B submitted a proposal to acquire Kezar at no discount to Kezar’s closing net cash and with no CVRs.
On January 12, 2026, Kezar and Concentra entered into a mutual confidentiality agreement.
On January 13, 2026, members of Kezar’s senior management and representatives of TD Cowen held meetings with representatives of each of Party C, Concentra and Party D. Party C expressed potential interest in developing zetomipzomib following a potential acquisition of Kezar. Concentra and Party D each reiterated their interest in a potential acquisition of Kezar and indicated they would promptly initiate diligence.
On January 15, 2026, members of Kezar’s senior management and representatives of TD Cowen held a meeting with representatives of Party E. Party E expressed interest in conducting further diligence and requested access to the VDR.
On January 20, 2026, representatives of TD Cowen held a discussion with representatives of Party E. Party E confirmed that it would be able to submit an initial proposal within the following week and expressed potential interest in the continued clinical development of zetomipzomib. Following the discussion, Kezar provided Party C with access to the VDR.

On January 22, 2026, representatives of TD Cowen held a discussion with representatives of Concentra. Concentra confirmed that it would be able to submit an initial proposal in the near term but expressed a preference to conduct further diligence, requesting access to the VDR. Following the discussion, Kezar provided Party D with access to the VDR.
On January 23, 2026, Kezar provided Concentra with access to the VDR.
On January 26, 2026, Party E submitted a proposal to acquire Kezar for a $3.5 million discount to closing net cash, with such closing net cash to include all direct out-of-pocket transaction-related expense reimbursements and a preclinical development budget for zetomipzomib capped at $2 million, as well as a CVR entitling Kezar stockholders to a percentage (to be determined) of business development net proceeds received within a specified period following closing.
On February 2, 2026, members of Kezar’s senior management and representatives of TD Cowen held a discussion with representatives of Party E and informed Party E that its proposal was less attractive relative to the competing proposals given the discount to closing net cash, and that Kezar’s senior management preferred to engage with parties that were interested in the continued development of zetomipzomib.
On February 4, 2026, Concentra submitted a proposal to acquire Kezar for a $1.0 million discount to net cash, with CVRs providing for: (i) 100% of the amount that final net closing cash exceeds projected net closing cash; (ii) 90% of net proceeds received by the fifth anniversary of the closing arising out of the Everest Collaboration or any license or disposition of legacy assets that occurs prior to closing; and (iii) 80% of net proceeds received by the fifth anniversary of the closing for any license or disposition of legacy assets that occurs within one year of closing.
On February 5, 2026, representatives of TD Cowen and representatives of Party E held a discussion. Party E indicated that it would most likely be unable to improve its economics and would follow up within the week regarding a potential revised proposal.
On February 6, 2026, Party C submitted a revised proposal to acquire Kezar for a $1.0 to $1.5 million discount to closing net cash, together with CVRs providing for business development net proceeds of: (i) 75% of net proceeds received within the first three years following closing; (ii) 80% of net proceeds received between three and six years following closing; and (iii) 85% of net proceeds received thereafter until patent expiry.
On February 11, 2026, Kezar received positive written feedback from the FDA on a potential registrational development path for zetomipzomib in AIH. From this date through February 25, 2026, Kezar engaged with potential financing sources to explore the possibility of raising additional capital that would enable Kezar to pursue further clinical development of zetomipzomib on a standalone basis. Notwithstanding these efforts, such financing was not available on terms that management and the Board viewed as sufficient and commercially reasonable for advancing Kezar’s clinical development on a stand-alone basis.
On February 12, 2026, Party E submitted a revised proposal to acquire Kezar for a $2.0 million discount to closing net cash (which included $1.5 million dedicated to a development plan), with CVRs providing for 90% of business development proceeds for zetomipzomib within three years of closing and a one-time milestone for either: (i) 10% of any upfront licensing fee prior to a Phase 1 trial; or (ii) $5.0 million upon initiation of a Phase 2 trial pursuant to the development plan.
On February 13, 2026, the Board held a meeting with members of Kezar’s senior management and representatives of TD Cowen and Cooley in attendance. At this meeting, representatives of TD Cowen reviewed the status of proposals received from potential counterparties, including the outstanding proposals from Party E, Concentra and Party B, the upcoming Type C meeting with the FDA, and the potential impact of a positive FDA outcome on the relative attractiveness of the proposals under consideration. The Board discussed the relative merits of the various proposals received to date and the potential CVR value of each proposal. The Board then provided guidance to Kezar’s senior management and TD Cowen regarding the prioritization of counterparties and negotiating strategy.
On February 17, 2026, Kezar held a Type C meeting with the FDA regarding the design and endpoints of a potential registration-enabling trial for zetomipzomib in AIH.
Also on February 17, 2026, representatives of TD Cowen held a discussion with representatives of Party B, which indicated that Party B was not willing to include a CVR in its proposal but remained willing to pay an amount equal to Kezar’s closing net cash as upfront consideration.

Also on February 17, 2026, representatives of TD Cowen held a discussion with representatives of Party E and informed Party E of Kezar’s preference for an acquisition value closer to closing net cash.
On February 18, 2026, members of Kezar’s senior management and representatives of TD Cowen held discussions with representatives of Party B and Party E to provide updates following Kezar’s Type C meeting with the FDA.
On February 19, 2026, at the direction of Kezar’s senior management, representatives of TD Cowen contacted Party C to solicit an improved proposal given that its current proposal was not competitive.
Also on February 19, 2026, at the direction of Kezar’s senior management, representatives of TD Cowen contacted Party B to request an updated proposal following the positive FDA Type C meeting outcome.
On February 20, 2026, Party E submitted a revised proposal to acquire Kezar for a $1.5 million discount to closing net cash, with CVRs providing for 90% of business development proceeds for zetomipzomib within five years of closing.
On February 23, 2026, members of Kezar’s senior management held a discussion with representatives of Party E, who verbally conveyed a revised proposal consisting of a $1.0 million discount to closing net cash.
On February 25, 2026, the Board held a meeting with members of management and representatives of TD Cowen and Cooley in attendance. Dr. Kirk updated the Board on recent developments with the FDA and the Company’s related efforts to arrange equity financing to support a standalone strategy for the Company, which to date had not been successful and, in the view of management, was unlikely to be successful within a timeframe that was viable taking into account existing cash resources. Representatives of TD Cowen reviewed the process conducted to date, including that each of the remaining financial buyers had been asked to submit their best and final proposal. Representatives of TD Cowen then reviewed each of the current acquisition proposals from Concentra, Party B and Party E and provided their perspectives regarding the value and risks associated with each, with management also providing their perspectives. Representatives of Cooley reviewed the fiduciary duties of the directors in the context of a strategic review process and potential sale of Kezar. The Board engaged in a discussion with management and the advisors regarding which proposal reflected the greatest risk adjusted value to Kezar stockholders and how those values compared to the Company’s standalone prospects and a liquidation of the Company, taking into account, among other factors, the proposed spread (if any) to closing net cash, the proposed CVR terms and the counterparty’s track record in successfully completing transactions of this type and/or successfully achieving CVR payouts to target stockholders in similar transactions. The Board also considered the risk that counterparties would withdraw from discussions if the Board sought improved proposals from one or more of the parties. After discussion, the Board agreed that the proposal from Party E represented the greatest risk-adjusted value to stockholders taking into account, among other factors, Party E’s history of successfully driving CVR payouts in similar transactions and reputation in the industry. The Board authorized management and the advisors to proceed to executing a transaction with Party E, including negotiating definitive agreements and, to the extent required by Party E, agreeing to a limited duration exclusivity period.
Following the Board meeting, TD Cowen informed Party E that the Board had authorized Kezar to proceed towards finalizing a transaction with Party E and asked Party E to submit an updated indication of interest which memorialized the current transaction terms for Kezar’s review.
On February 26, 2026, Concentra submitted an unsolicited revised proposal to acquire Kezar for a $500,000 discount to closing net cash, with no change to the CVR structure previously proposed.
On February 27, 2026, Party E’s counsel sent Cooley a letter of intent containing a revised proposal and proposed a 20-day exclusivity period. The proposal provided for a $1 million discount to closing net cash (as previously agreed), plus a CVR entitling Kezar stockholders to 90% of net proceeds from the out-licensing, sale or other disposition of zetomipzomib within five years of closing.
From this time through the execution of the letter of intent, Kezar and Party E and their respective representatives negotiated the terms of the proposal contained therein.
On March 1, 2026, Kezar executed a letter of intent with Party E, which established a 15-day exclusivity period commencing on such date, subject to a 5-day extension if the parties remained engaged in negotiations at the expiration of the initial period. Pursuant to the exclusivity obligations, Kezar agreed not to solicit or enter into discussions with other parties regarding a potential transaction (other than with respect to the Enodia asset transaction) and to notify

Party E of certain competing proposals and inquiries, subject to Kezar’s right to terminate the exclusivity period upon two days’ notice in the event Party E reduced the purchase price or made certain other specified adverse changes to the terms set forth in the letter of intent. The letter of intent did not include a break fee or other termination-related payments.
On March 3, 2026, Kezar and representatives of TD Cowen received an unsolicited revised proposal from Concentra indicating a $200,000 discount to closing net cash, with no change to the CVR structure previously proposed.
Later on March 3, 2026, representatives of TD Cowen informed Party E of the receipt of an unsolicited revised proposal from another party for a $200,000 discount to closing net cash, as required by the terms of the exclusivity agreement.
On March 6, 2026, Kezar and Enodia entered into an Asset Purchase Agreement (the “Enodia APA”), pursuant to which Kezar agreed to sell the PSP Assets to Enodia for: (i) initial cash consideration of $800,000 payable at closing; (ii) an additional $200,000 payable upon delivery of product inventory; (iii) up to $127 million in potential development, regulatory and commercial milestone payments; and (iv) tiered royalties on net sales of a first approved product.
On March 7, 2026, Party E’s counsel sent Cooley initial drafts of the Merger Agreement, Tender and Support Agreement and CVR Agreement.
On March 12, 2026, Kezar publicly announced the Enodia transaction.
On March 13, 2026, Cooley sent Party E’s counsel revised drafts of the Merger Agreement and CVR Agreement.
On March 16, 2026, a representative of Concentra informed a representative of TD Cowen on an unsolicited basis of Concentra’s intention to submit a revised proposal. A representative of TD Cowen informed Kezar’s senior management of Concentra’s intent to submit a revised proposal.
Also on March 16, 2026, at the direction of Kezar’s senior management, representatives of TD Cowen informed Party E of another party’s intent to submit a revised proposal.
On March 17, 2026, representatives of Cooley sent Party E and Party E’s counsel a formal notice of an unsolicited competing inquiry with respect to a potential competitive proposal from another party.
Later on March 17, 2026, Concentra submitted a revised proposal to acquire Kezar at a $1.5 million premium to closing net cash, with no change in the CVR structure previously proposed.
Also on March 17, 2026, Party E’s counsel sent Cooley revised drafts of the Merger Agreement and CVR Agreement.
On March 19, 2026, the Board held a meeting with members of Kezar’s senior management and representatives of TD Cowen and Cooley in attendance. Dr. Kirk provided the Board with an update on the status of Kezar’s strategic process, including the upcoming expiration of the exclusivity period with Party E and the unsolicited proposal received from Concentra on March 17th and the key terms thereof. A representative of Cooley reviewed the fiduciary duties of the directors in the context of a strategic review process and potential sale of Kezar. The Board discussed with management and the advisors how to respond to the Concentra proposal taking into account, among other factors: the fact that due to its exclusivity obligations to Party E, the Company could not engage with Concentra until March 21, 2026; the risk-adjusted value of the revised Concentra proposal relative to the current transaction under negotiation with Party E and the Company’s standalone prospects, including a liquidation; the likelihood that Party E would increase its proposal if the Company notified it of Concentra’s revised proposal, with Dr. Kirk indicating that Party E had previously indicated that it would not be willing to improve its spread to closing net cash from its current level; the risk that Party E would withdraw from discussions with Kezar if Kezar declined to extend exclusivity and sought to negotiate with Concentra following the expiration of exclusivity; and the likelihood that Concentra would actually proceed to negotiate and execute a transaction if the Board engaged with Concentra and the potential risk adjusted value of the CVRs in that scenario. Following discussion, the Board directed management and Kezar’s advisors to (1) notify Party E of the revised Concentra proposal promptly following the meeting and inform Party E that the Board intended to allow exclusivity to expire and engage with Concentra unless Party E improved its proposal, (2) engage with Concentra following the expiration of the exclusivity period, and (3) continue to advance negotiations with Party E on the remaining open points in the definitive agreements.

Later on March 19, 2026, Cooley sent Party E’s counsel revised drafts of the Merger Agreement and CVR Agreement.
On March 20, 2026, at the direction of the Board, a representative of TD Cowen held a discussion with a representative of Party E and communicated that Kezar had received an unsolicited proposal from Concentra. Cooley also sent Party E and Party E’s counsel a formal notice of the unsolicited competing inquiry with respect to the revised proposal received from Concentra on March 17, 2026.
As of the expiration of the exclusivity period with Party E on March 20, 2026, the key economic terms under discussion with Party E included: (i) a purchase price equal to net cash minus $1.0 million; (ii) CVRs entitling Kezar stockholders to 90% of net proceeds from the out-licensing, sale or other disposition of zetomipzomib within five years of closing; (iii) a $50 million minimum net cash closing condition; and (iv) a termination fee of $2.05 million payable by Kezar to Party E in the event Kezar failed to consummate the transaction under specified circumstances.
On March 21, 2026, following the expiration of the exclusivity period with Party E on March 20, 2026, at the direction of the Board, a representative of TD Cowen held a discussion with a representative of Concentra and communicated the interest of Kezar’s senior management and the Board in further evaluating Concentra’s revised proposal. Kezar re-granted Concentra access to the VDR. From this time through the execution of the Merger Agreement, representatives of Kezar participated in a number of meetings with representatives of the acquiror to facilitate the acquiror’s confirmatory due diligence process.
Later on March 21, 2026, representatives of Cooley sent initial drafts of the Merger Agreement, the Tender and Support Agreement, the CVR Agreement and the Company Disclosure Letter to Concentra, which drafts were substantially comparable to Kezar’s current positions on such documents under negotiation with Party E. The initial transaction documents contemplated Concentra as the acquiror.
On March 23, 2026, Aurinia Pharmaceuticals Inc. (“Aurinia”) publicly announced a transition of its senior management, including that Kevin Tang, Chair of Aurinia’s board of directors (the “Aurinia Board”) since 2024, was appointed as Aurinia’s Chief Executive Officer. Prior to this announcement, Kezar was not aware, and had not been made aware, of Aurinia’s management transition.
Later on March 23, 2026, at Mr. Tang’s request, representatives of Kezar’s senior management and TD Cowen held a discussion with Mr. Tang and representatives of Aurinia’s senior management. In light of Aurinia’s publicly announced management transition, Mr. Tang inquired about Kezar’s interest in pursuing a potential transaction with Aurinia, subject to the consent of Aurinia’s Board and assuming Concentra withdrew its acquisition proposal. Mr. Tang then shared Aurinia’s proposal to acquire Kezar at a $1.5 million premium to closing net cash, plus potential CVR payments substantially similar to Concentra’s proposed CVRs, plus additional potential CVR payments tied to Aurinia’s achievement of certain clinical, regulatory and sales-based milestones and royalties on future net sales of zetomipzomib, in each case, payable if Aurinia were to pursue clinical development of zetomipzomib within a certain period following the closing of the merger. Following Mr. Tang’s proposal, Kezar’s senior management expressed interest in a potential transaction with Aurinia, and both parties committed to executing a confidentiality agreement promptly. Mr. Tang also indicated that he would meet with the Aurinia Board to discuss the proposed transaction and seek the Aurinia Board’s consent to enter into formal negotiations to proceed with the transaction.
Later on March 23, 2026, Kezar and Aurinia executed a confidentiality agreement, which included a standstill provision and customary fall-away provisions.
On March 24, 2026, at the direction of the Board, a representative of TD Cowen spoke with Mr. Tang, who indicated that: (i) the Aurinia Board had indicated it was comfortable with entering into negotiations to proceed with the transaction; and (ii) at the direction of the Aurinia Board, Aurinia would be circulating a draft Merger Agreement and CVR Agreement to representatives of Kezar’s senior management, Cooley and TD Cowen. Following this discussion, Kezar provided representatives of Aurinia with access to the VDR. Subsequently, Aurinia conducted due diligence review of nonpublic information provided in the VDR. Over the course of the following week, Kezar responded to due diligence requests from Aurinia.
Later on March 24, 2026, representatives of Aurinia sent drafts of the Merger Agreement and CVR Agreement to representatives of Kezar’s senior management, Cooley and TD Cowen, which reflected the proposed transaction structure with Aurinia Pharma U.S., Inc., Aurinia’s wholly owned U.S. subsidiary (“Parent”) as the acquiror. The draft Merger Agreement provided for: (a) Parent to acquire 100% of the equity of Kezar for $6.955 per Share in cash, assuming an equity value of $51.5 million ($1.5 million premium to closing net cash); (b) a condition to consummate the tender offer that Kezar’s closing net cash be at least $50.0 million; (c) a $1.545 million termination fee payable by Kezar if the Merger Agreement were to be terminated in certain circumstances, including in connection with Kezar entering into a superior proposal; and (d) generally included customary terms and conditions for such an agreement, including, among other things, for: (i) the transaction to be structured as a cash tender offer followed immediately by a back-end merger pursuant to DGCL Section 251(h); (ii) the acceleration and cash out of certain Kezar equity awards; (iii) customary exceptions to the definition of “Company Material Adverse Effect”; (iv) customary representations and warranties with respect to each party; and (v) Kezar’s ability to provide due diligence to, and negotiate a merger agreement with, a party making an unsolicited acquisition proposal that constitutes or would reasonably be expected to lead to a superior proposal. The CVR Agreement provided Kezar’s stockholders with the right to receive contingent cash payments equal to their pro rata share of the following: (i) 100% of the final closing net cash in excess of $50.0 million, as determined by Parent within 120 days following the close; (ii) if Parent initiated a clinical study of zetomipzomib by the first anniversary of the closing date, milestone payments of up to $85.0 million in the aggregate tied to the achievement of certain clinical, regulatory and sales-based milestones related to zetomipzomib, and royalty payments equal to 3% of net sales of zetomipzomib, in each case, to the extent achieved or earned during the 10-year period following the closing of the merger; (iii) 90% of the net proceeds payable from any license or disposition of zetomipzomib within 2 years of the closing of the merger; (iv) 90% of net proceeds from the Everest Collaboration; and (v) 100% of the net proceeds from the Enodia Asset Purchase Agreement.
On March 26, 2026, senior management of Kezar spoke with Mr. Tang regarding the economics of the proposed transaction. A representative of TD Cowen and certain representatives of Aurinia’s senior management also participated in the call. In that discussion, subject to the Board’s approval, Kezar proposed an increase in the upfront equity value of the transaction to approximately $10 million above closing net cash in exchange for eliminating the CVR payments with respect to any milestones and royalties resulting from the successful development of zetomipzomib, noting that such a structure would reduce complexity and potential disputes associated with a milestone and royalty-based CVR. Mr. Tang rejected the proposal; however, Mr. Tang indicated that Aurinia was committed to the transaction and that Aurinia would engage constructively on the specific parameters of the development-related CVR payments.
Later on March 26, 2026, representatives of Cooley sent revised drafts of the Merger Agreement and CVR Agreement to Aurinia, which, in the case of the CVR Agreement, generally accepted the framework for the development-related CVR payments, subject to certain changes intended to increase the likelihood that such CVRs would result in a payment to Kezar stockholders. The revised draft of the Merger Agreement provided for, among other things: (i) the inclusion of Aurinia as a party to the Merger Agreement, solely for purposes of guaranteeing certain obligations of Parent and Merger Sub; (ii) the exclusion from closing net cash of costs related to certain of Parent’s and Merger Sub’s obligations under the CVR Agreement during the disposition period for zetomipzomib, such as intellectual property maintenance and prosecution, CMC-related activities and CVR maintenance; and (iii) a $1.0 million termination fee payable by Kezar if the Merger Agreement were to be terminated in certain circumstances, including in connection with Kezar entering into a superior proposal. The revised draft of the CVR Agreement provided for, among other things: (i) the inclusion of Aurinia as a party to the CVR Agreement solely for purposes of guaranteeing certain obligations of Parent and Merger Sub; (ii) a reduction in the deadline for Parent to determine final net closing cash; (iii) a longer time period where if Parent initiated a clinical study of zetomipzomib after the closing date, milestone payments and royalty payments would trigger, to the extent achieved or earned during the 10-year period following the closing of the merger; (iv) the addition of a milestone payment tied to dosing of the 11th patient in following a clinical study captured in (iii) above; (v) an increase to the amount payable in connection with a regulatory milestone tied to the NDA approval of zetomipzomib following a clinical study captured in (iii) above; and (vi) a revised obligation that 90% of the net proceeds be payable from any license or disposition of zetomipzomib entered into within 5 years of the closing of the merger.
Between March 28, 2026 and March 29, 2026, Parent, Merger Sub and Aurinia, on the one hand, and representatives of Kezar’s senior management team, Cooley and TD Cowen, on the other hand, engaged in discussions and exchanged several drafts of the Merger Agreement, CVR Agreement and other transaction documents, including the form of tender and support agreement. Additionally, during such period, Kezar addressed Aurinia’s outstanding due diligence requests. The revised draft of the Merger Agreement provided for, among other things: (i) the inclusion in closing net cash of certain costs related to Parent’s and Merger Sub’s obligations under the CVR Agreement following the close, such as intellectual property maintenance and prosecution, CMC-related activities and CVR maintenance; and (ii) a $1.2 million termination fee payable by Kezar if the Merger Agreement were to be terminated in certain circumstances, including in connection with Kezar entering into a superior proposal. The revised draft of the CVR Agreement provided for, among other things: (i) a shorter time period during which, if Parent initiated a clinical study of zetomipzomib after the closing date, milestone payments and royalty payments would trigger, to the extent achieved or earned during the 10-year period following the closing of the merger; (ii) the clarification of the milestone trigger tied to dosing of the 11th patient in a clinical study of zetomipzomib captured in (i) above; (iii) a decrease to the amount payable in connection with a regulatory milestone tied to NDA approval of zetomipzomib following a clinical study captured in (i) above; and (iv) a revised obligation that 90% of the net proceeds be payable from any license or disposition of zetomipzomib entered into within 2 years of the closing of the merger.
On March 29, 2026, the Board held a meeting with members of Kezar’s senior management and representatives of TD Cowen and Cooley in attendance to consider approval of the proposed transaction with Aurinia. A representative of Cooley reviewed the key provisions of the final versions of the Merger Agreement, CVR Agreement and other transaction documents, copies of which had been made available to the Board in advance of the meeting. Dr. Kirk updated the Board on developments since the last Board meeting on March 19, 2026, including that Aurinia’s proposal to acquire Kezar was superior to Party E’s proposal, and that Aurinia was prepared to execute the Merger Agreement and other transaction documents. Representatives of TD Cowen then reviewed TD Cowen’s financial analyses summarized below under “Opinion of TD Securities (USA) LLC.” Thereafter, TD Cowen rendered a verbal opinion, confirmed by delivery of a written opinion dated March 29, 2026, to the Board to the effect that, based upon and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by TD Cowen as set forth in such opinion, as of March 29, 2026, the Cash Amount to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares was fair, from a financial point of view, to such holders. After carefully considering the terms of the proposed transaction with Aurinia, and taking into consideration the matters discussed during the meeting and prior meetings of the Board and Transaction Committee, as further described under the caption “Reasons for Recommendation,” the Board unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the CVR Agreement are fair to and in the best interests of Kezar and its stockholders, (ii) approved and declared advisable the Merger and the execution, delivery and performance by Kezar of the Merger Agreement and the consummation of the transactions contemplated thereby, (iii) resolved that the Merger Agreement and the Merger shall be governed and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Offer Closing Time, and (iv) recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.
On March 30, 2026: (i) representatives of Kezar and Aurinia executed the Merger Agreement; (ii) the parties thereto executed Amendment No. 3 to the Rights Agreement (which amended the Rights Plan to permit the consummation of the transactions contemplated by the Merger Agreement); and (iii) Tang Capital (the “Supporting Stockholder”) executed the Tender and Support Agreement. The Supporting Stockholder held approximately 9.0% of the outstanding shares of Kezar common stock as of March 30, 2026. No Company directors or executive officers were required to execute Tender and Support Agreements.
On March 30, 2026, and before the opening of trading on Nasdaq, Kezar and Aurinia issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Parent to acquire all of the outstanding Shares at the Offer Price.
On April 13, 2026, Parent commenced the Offer pursuant to the Merger Agreement.
On April 14, 2026, Kezar filed a Schedule 14D-9.
See the section captioned “Item 4. The Solicitation or Recommendation—Recommendation of the Board; Reasons for the Recommendation” for further information on the Board’s recommendation and reasons for the recommendation.
Reasons for the Recommendation of the Company Board
In evaluating the Offer and the Merger, the Company Board consulted with the Company’s senior management and outside legal and financial advisors, and the Company Board considered and analyzed a number of reasons, including, without limitation, the following (which are not presented in any order of importance).
The Company Board believed that the following material factors and benefits supported their determination and recommendation:
•
Certainty of Value. The fact that the Cash Amount is all cash, which will provide certain and immediate value and liquidity to the Company’s stockholders for their Shares. The Company Board believed this certainty of value was compelling, especially when viewed against the risks and uncertainties of the Company’s limited standalone business plan in the absence of a merger or sale of the Company;

•	Premium. The fact that the Cash Amount represents a premium to recent market prices of the Shares and to the Company’s expected net cash at closing, including:
○	an approximately 12% premium to the Company’s closing share price on March 27, 2026, the last trading day prior to the announcement of the Merger;
○	an approximately 13% premium to the volume weighted average trading price of the Shares since the public announcement of the Company’s review of strategic alternatives on October 16, 2025; and
○	a $1.5 million premium to the Company’s target net cash at closing of $50 million;
•
Results of Strategic Review Process. The fact that the Company Board publicly announced and conducted a robust strategic review process, with the assistance of the Company’s outside legal counsel and TD Securities (USA) LLC (“TD Cowen”), as the Company’s financial advisor, including outreach and discussions with respect to strategic transactions of a variety of structures, and with 77 potential parties that were, in the view of the Company Board, with input from the Company’s management and financial advisor, reasonably likely to have interest in a potential strategic transaction involving the Company, and that none of those potential parties offered a transaction that the Company Board considered more favorable to the Company’s stockholders from a financial point of view than the Transactions. The Company Board also considered standalone alternatives to the Transactions and other strategic alternatives, including a liquidation or dissolution of the Company to distribute any available cash;

•
Highest Offer. The Company Board’s belief that (a) after discussion with Company management and the Company’s financial advisor and considering the negotiations with Aurinia and other potential counterparties, the Company had obtained Aurinia’s best and final offer, (b) there was substantial risk of Aurinia terminating discussions if the Company continued to pursue a higher price from Aurinia or other potential counterparties, and (c) based on the conversations and negotiations with Aurinia and historical discussions with other potential counterparties (as more fully described above under the section of this Schedule 14D-9 captioned “The Merger—Background of the Merger”), as of the date of the Merger Agreement, the Offer Price represented the highest transaction value reasonably obtainable by the Company under the circumstances and provided superior risk-adjusted value relative to the Company’s standalone prospects and other available alternatives, including an orderly liquidation;

•	No Financing Condition. The fact that the Transactions are not subject to any financing condition, and that Ultimate Parent provided a limited guarantee to support the funding of the Transactions;
•
CVR Payments; Opportunity to Realize Additional Value. The fact that, in addition to the Cash Amount, the Company’s stockholders will receive one CVR per Share, which provides the Company’s stockholders an opportunity to realize additional value with respect to (a) the Company’s Closing Net Cash, if in excess of $50.0 million, (b) proceeds from the Enodia Asset Purchase Agreement, (c) proceeds from a Legacy Asset Transaction Agreement, (d) proceeds from the Everest Collaboration, and/or (e) any Legacy Asset Milestone and Royalty Proceeds, to the extent the related conditions to such payments are achieved within the time periods and subject to the conditions described therein, including the following related factors:

○
the business reputation and capabilities of Aurinia and its affiliates, including Aurinia’s leadership team’s track record of successfully completing merger and acquisition transactions and Aurinia’s ability to successfully develop, obtain marketing authorizations for and commercialize innovative pharmaceutical products;

○	the probability of and timing for achieving the CVR Payments, including the Company’s management’s views thereon; and
○
the fact that Aurinia has agreed to use a contracted level of efforts during the two years following the closing of the Merger to pursue certain actions that would result in, or facilitate the making of, CVR Payments;

•
Limited Prospects of the Company on a Standalone Basis. The Company Board’s assessment of the assets, liabilities and financial condition of the Company if it continued to operate independently and pursue its business on a standalone basis, taking into account the execution risks and substantial financing requirements and challenges associated with continued independence, particularly in light of the discontinuation of certain of the Company’s clinical programs, suspension of the Company’s various development efforts, reduced investor interest and value perception for possible further development of its programs, the Company’s market capitalization and its workforce reduction and corporate restructuring beginning in October 2025 to date;
•
Expected Return to Stockholders if the Company Liquidated. The Company Board’s belief that the Offer Price is more favorable to such holders than the potential value that might be distributable to the holders of Shares if the Company were to effect a statutory liquidation or dissolution, which conclusion was based on a financial analysis performed by the Company’s management (as more fully described in this Item 4 under the heading “Certain Company Management Forecasts”) and, among other factors, the following:

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an orderly liquidation would require that the Company continue to operate until a liquidation process could be completed, which would likely require the Company to continue to incur costs as a publicly listed company that would reduce the cash available for distribution to the Company’s stockholders;

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the Company’s directors and officers do not have substantial experience with the liquidation of companies, which would necessitate engaging and compensating experienced consultants to assist with the liquidation effort, as well as incentivizing certain existing employees to remain with the Company through the liquidation process;

○
the Company’s directors and officers would also likely need to engage and compensate advisors and consultants to assist with efforts to monetize the Company’s technology and product candidates (including the Legacy Assets), which would reduce the liquidation proceeds otherwise available for distribution to stockholders and also potentially any benefits available from such liquidation effort, if such compensation arrangement provided for a percentage compensation mechanism; and

○
the Company would need to set aside cash for an extended period to be available to cover contingent liabilities in connection with a liquidation, during which extended period of time, the Company’s stockholders would not receive any of such withheld cash, and any such contingent liabilities that matured into actual liabilities would reduce the amount available for ultimate distribution to the Company’s stockholders;

•
Opinion of the Company’s Financial Advisor. The financial analysis presented to the Company Board by TD Cowen with respect to the Cash Amount and the opinion of TD Cowen, dated March 29, 2026, to the Company Board to the effect that, based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by TD Cowen as set forth in such opinion, as of March 29, 2026, the $6.955 per Share Cash Amount to be received by holders of Shares in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described in this Item 4 under the heading “Opinion of the Company’s Financial Advisor” (the full text of TD Cowen’s written opinion, dated March 29, 2026, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference);

•	Speed and Certainty of Closing. The high degree of certainty that the Closing would be achieved in a timely manner under the terms of the Merger Agreement, including as a result of the following:
○	the speed at which Aurinia negotiated and would be able to consummate the Transactions given Aurinia’s leadership team’s extensive experience in consummating similar transactions;
○	the business reputation and financial strength of Aurinia and its ability to fund the Offer Price with available cash resources;
○	the fact that no regulatory filings under antitrust or foreign direct investment laws are required in connection with the Merger;
○	the commitment made by each of Parent, Merger Sub and the Company in the Merger Agreement to seek to consummate the Transactions; and
○
the structure of the Transactions as a tender offer for all outstanding Shares, with the expected result that a relatively short period will likely elapse before the Company’s stockholders accept the Offer and tender their Shares, followed by a prompt Merger under Section 251(h) of the DGCL, which would not require additional stockholder approval, and in which stockholders who do not properly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their Shares in the Offer;
•
Risks Associated with Regulatory Processes. The risks inherent in obtaining regulatory approvals from regulatory authorities to be able to sell any potential product candidates of the Company, which can take years to complete and the receipt of which are not guaranteed; that domestic and foreign regulators may have their own procedures for approval of product candidates; that if a product candidate is approved, regulators may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming clinical trials or reporting as conditions of approval;

•
Terms of the Merger Agreement. The terms of the Merger Agreement, which was the result of robust, arm’s-length negotiations conducted by the Company with the knowledge and at the direction of the Company Board and with the assistance of independent financial and legal advisors. The Company Board also considered the following factors:

○	the Company’s ability, under certain circumstances, to furnish information to, and conduct negotiations with, third parties regarding alternative acquisition proposals;
○	the Company Board’s ability, under certain circumstances, to withdraw or modify its recommendation that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer;
○
the Company’s ability, under certain circumstances, to terminate the Merger Agreement to enter into an alternative acquisition agreement and the Company Board’s belief that the termination fee of $1.2 million payable by the Company in such instance was reasonable and not preclusive of other offers;

○	the Company Board’s view that, based on the limited conditions to Aurinia’s obligations to consummate the Merger, the Merger is reasonably likely to be consummated;
○
the outside date of June 28, 2026, being the 90th day after the date of the Merger Agreement, after which either party, subject to certain exceptions, can terminate the Merger Agreement if the Merger has not been consummated as of such date, and the Company Board’s determination that this outside date allows for sufficient time to consummate the Merger, while minimizing the time during which the Company would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement; and

○
the Company’s ability to specifically enforce Parent’s and Merger Sub’s obligations to cause the Offer and the Merger to be completed, as well as the guaranty provided by Ultimate Parent of Parent’s and Merger Sub’s respective obligations under the Merger Agreement and the CVR Agreement;

•
Minimum Condition. The fact that the Minimum Tender Condition under the Merger Agreement, whereby the Offer and the Merger will not be completed unless the number of Shares validly tendered and not validly withdrawn (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository,” as such terms are defined by Section 251(h) of the DGCL), when considered together with all other Shares owned by Parent and its “affiliates” (as defined in Section 251(h)(6)(a) of the DGCL, including Parent), equals at least one Share more than 50% of Shares that are then issued and outstanding, which condition may not be waived;

•
Appraisal Rights. The fact that stockholders of the Company who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL; and

•
Support Agreements. The Company Board considered that the Supporting Stockholder that held approximately 9.0% of the outstanding Shares as of March 30, 2026, entered into a Tender and Support Agreement obligating such Supporting Stockholder during the term of such agreement, among other things, to tender, pursuant to the Offer, all of the Shares held by such Supporting Stockholder in the Offer and, subject to certain exceptions, not transfer any of the Shares that are subject to the Tender and Support Agreement.

The Company Board also considered and analyzed a number of uncertainties and risks and other potentially negative factors, including the following:
•
No Stockholder Participation in Future Growth or Earnings. The fact that the Company would no longer exist as an independent, publicly traded company, and stockholders would no longer participate in any future earnings or growth and would not benefit from any potential future appreciation in value of the Company, except to the extent any CVR Payment is made pursuant to the CVR Agreement;

•
No Solicitation and Termination Fee. Subject to certain exceptions, the Merger Agreement precludes the Company from soliciting alternative acquisition proposals, and requires the Company to pay to Parent a termination fee of $1.2 million in certain circumstances, including in order to terminate the Merger Agreement to accept a superior proposal;

•
Net Cash at Closing Condition. The fact that Aurinia is not required to close the Merger if the Company fails to deliver at least $50 million of net cash at closing, as determined pursuant to the Merger Agreement;

•
Risks Associated with Failure to Consummate the Merger. The possibility that the Offer and the Merger might not be consummated, and, if not consummated, the Company will have significantly less cash that could potentially be distributed to stockholders or used as a basis for an alternative strategic transaction;

•
Transaction Expenses. The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on the Company’s cash reserves and operating results should the Transactions not be completed. To the extent the Transactions are completed, pursuant to the Merger Agreement, up to $250,000 in fees and expenses incurred by Parent or Merger Sub in connection with the Transactions shall constitute “Parent Transaction Expenses” and be deducted from the calculations of the Company’s Closing Net Cash;

•
Interim Operating Covenants. The fact that the Merger Agreement imposes restrictions on the conduct of the Company’s business pending the completion of the Offer and the Merger contained in the Merger Agreement, including the requirement that the Company conduct its business in the ordinary course of business as was being conducted prior to the date of the Merger Agreement, subject to specific limitations, which may delay or prevent the Company from undertaking business opportunities that may arise before the completion of the Offer and the Merger and that, absent the Merger Agreement, the Company might have pursued;

•
Tax Consequences. The fact that any gains realized by the Company’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

•
Litigation Risks and Potential Regulatory Approvals. The risk (a) of litigation arising in respect of the Offer, the Merger and other Transactions; and (b) that any regulatory approvals in respect of the Transactions could be determined to be required after the date of this Schedule 14D-9 and the risk that such approvals may ultimately not be obtained; and

•
Interests of Insiders. The interests that certain directors and executive officers of the Company may have with respect to the Merger that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally, including the treatment of equity awards held by such directors and executive officers in the Merger described in Item 3 under the heading “Arrangements with Current Executive Officers, Directors and Affiliates of the Company” and the obligation of the Surviving Corporation to indemnify the Company’s directors and officers against certain claims and liabilities.

In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger against the potential benefits of the Transactions, the Company Board, at a meeting duly called and held, unanimously: (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the CVR Agreement are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger and the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, (iii) resolved that the Merger Agreement and the Merger shall be governed and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Offer Closing Time, and (iv) recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

The foregoing discussion of the Company Board’s reasons for its recommendation that the Company’s stockholders tender their Shares pursuant to the Offer is not intended to be exhaustive and includes only the material factors considered by the Company Board in connection with its recommendation. In view of the wide variety of factors considered by the Company Board in connection with the evaluation of the Transactions and the complexity of these matters, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, the Company’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Company Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Company Board considered the interests of the Company’s executive officers and directors as more fully described above in the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company.”
(c) Intent to Tender.
To the best of the Company’s knowledge, after reasonable inquiry, each executive officer and director of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
(d) Opinion of Kezar’s Financial Advisor
The Company has engaged TD Cowen as its financial advisor in connection with the Offer and the Merger. In connection with this engagement, the Company Board requested that TD Cowen evaluate the fairness, from a financial point of view, of the Cash Amount to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares.
At a meeting of the Company Board held on March 29, 2026, TD Cowen reviewed its financial analysis of the purchase price per Share of (i) $6.955 in cash, without interest, payable upon consummation of the Offer, which is referred to throughout this section as the “Cash Amount,” plus (ii) one non-transferrable CVR representing the right to receive additional potential cash payments, without interest, based on the amount equal to (a) 90% of the Net Proceeds (as defined in the CVR Agreement) in the case of a Legacy Asset Transaction (as defined in the CVR Agreement) entered into during the Legacy Asset Transaction Period (as defined in the CVR Agreement), plus (b) if Parent files, or causes to be filed, an investigational new drug application or clinical trial protocol with the U.S. Food and Drug Administration (“FDA”) for a clinical study of a product candidate derived from the Legacy Assets (as defined in the CVR Agreement), and the applicable FDA review period expires or is terminated without the imposition of a clinical hold, in each case by the second anniversary of the Closing (as defined in the CVR Agreement), (A) (1) $500,000 upon the first dosing of the first patient enrolled after the tenth (10th) patient in a Phase 2 or Phase 3 clinical trial of a product candidate derived from the Legacy Assets, where such patient is not required to undergo 24-hour in-unit monitoring, (2) $5,000,000 upon submission of a new drug application (“NDA”) to the FDA, (3) $12,500,000 upon NDA approval, (4) $20,000,000 if Legacy Asset Net Sales (as defined in the CVR Agreement) are equal to or greater than $500,000,000 in any calendar year and (5) $50,000,000 if Legacy Asset Net Sales are equal to or greater than $1,000,000,000 in any calendar year and (B) royalty payments in the amount of 3% of the aggregate Legacy Asset Net Sales (as defined in the CVR Agreement), plus (c) 90% of the Net Proceeds arising out of the Everest Collaboration (as defined in the CVR Agreement), plus (d) 100% of the Net Proceeds arising out of the Enodia Asset Purchase Agreement (as defined in the CVR Agreement), plus (e) the amount by which Final Net Cash (as defined in the CVR Agreement) exceeds $50,000,000 (the “Signing Net Cash,” the estimated amount of Closing Net Cash as of the date of the Merger Agreement), with the Company Board and delivered an oral opinion, confirmed by delivery of a written opinion dated March 29, 2026, to the Company Board to the effect that, based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by TD Cowen as set forth in such opinion, as of March 29, 2026, the Cash Amount to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares was fair, from a financial point of view, to such holders. The full text of TD Cowen’s written opinion, dated March 29, 2026, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The summary of TD Cowen’s written opinion set forth herein is qualified in its entirety by reference to the full text of such opinion. TD Cowen’s analysis and opinion were prepared for and addressed to the Company Board (in its capacity as such) and were directed only to the fairness, from a financial point of view, of the Cash Amount to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares. TD Cowen’s opinion did not in any manner address the underlying business decision of the Company to effect the Offer and the Merger or the relative merits of the Offer and the Merger as compared to other business strategies or transactions that might be available to the Company. The Cash Amount was determined through negotiations among the Company, Parent and Merger Sub and TD Cowen’s opinion did not constitute a recommendation to the Company Board on whether or not to approve the Offer or the Merger and does not constitute a recommendation to any securityholder or any other person as to whether to tender Shares in the Offer or take any other action in connection with the Offer, the Merger or otherwise.
In connection with its opinion, TD Cowen reviewed and considered such financial and other matters as it deemed relevant, including, among other things:
•	the execution version of the Merger Agreement dated March 30, 2026, including the final form of the CVR Agreement (as provided to TD Cowen on March 29, 2026);
•	certain publicly available financial and other information for the Company and other relevant information furnished to TD Cowen by the management of the Company;
•
certain internal financial forecasts, estimates and other information concerning the Company, including relating to a potential liquidation of the Company, provided by the management of the Company and considered, based on the Company’s Dissolution Analysis, the net present value of the estimated amount per Share potentially distributable to holders of Shares upon such liquidation;

•
discussions TD Cowen had with certain members of the management of the Company concerning the historical and current business operations, financial condition and prospects of the Company and such other matters that TD Cowen deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that TD Cowen deemed relevant for the purposes of its opinion.
As the Company Board was aware, TD Cowen was advised by the management of the Company that (i) the Company did not have a standalone business plan and that the Company intended, in the absence of a sale or similar transaction involving the Company, to pursue a liquidation of the Company, and (ii) the internal financial forecasts, estimates and other information prepared by the management of the Company relating to such liquidation reflected the collection of $1 million of upfront payments prior to closing in connection with the Enodia Asset Purchase Agreement (as defined in the Merger Agreement) (which such amount is included in Closing Net Cash) and did not reflect any sales or other divestitures of legacy Company product candidates or programs in the ordinary course of business. Accordingly, at the direction of the Company Board, TD Cowen relied for purposes of its analysis and opinion primarily on the Company’s Dissolution Analysis and TD Cowen ascribed no value to the CVR.
In conducting its review and arriving at its opinion, TD Cowen, at the direction of the Company Board, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to TD Cowen by the Company or which was publicly available or was otherwise reviewed by TD Cowen. TD Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. TD Cowen relied upon, without independent verification, the assessment of the management of the Company as to the existing products and services of the Company and the viability of, and risks associated with, the future products and services of the Company. TD Cowen did not conduct, nor did TD Cowen assume any obligation to conduct, any physical inspection of the properties or facilities of the Company. TD Cowen relied upon the representations of the Company that, to the Company’s knowledge, all information provided to TD Cowen by the Company was accurate and complete in all material respects.
TD Cowen, at the direction of the Company Board, was directed to utilize and assumed that the financial forecasts, estimates and other information provided by the management of the Company that TD Cowen was directed to utilize were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company, and that such financial forecasts, estimates and other information utilized in TD Cowen’s analyses provided a reasonable basis for its analysis and opinion. TD Cowen expressed no opinion as to the financial forecasts, estimates and other information provided by the management of the Company or the assumptions on which they were made. TD Cowen expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which TD Cowen becomes aware after the date of TD Cowen’s opinion.

In addition, TD Cowen assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the dates of the last financial statements made available to TD Cowen. TD Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of the Company or any other entity, nor was TD Cowen furnished with such materials. TD Cowen also did not evaluate the solvency or fair value of the Company or any other entity under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. In addition, TD Cowen did not undertake an independent evaluation of any actual or potential litigation, settlements, governmental or regulatory proceedings or investigations, possible unasserted claims or other contingent liabilities to which the Company or any other entity may be a party or subject. TD Cowen’s opinion did not address any legal, tax, accounting or regulatory matters related to the Merger Agreement, the CVR Agreement, the Offer or the Merger, as to which TD Cowen assumed that the Company and the Company Board received such advice from legal, tax, accounting and regulatory advisors as each determined appropriate.
TD Cowen’s opinion addressed only the fairness of the Cash Amount (to the extent expressly specified in TD Cowen’s opinion and as described under the heading “—Opinion of Kezar’s Financial Advisor” (the full text of TD Cowen’s written opinion, dated March 29, 2026, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference) from a financial point of view to the holders of Shares. TD Cowen expressed no view as to any other aspect or implication of the Offer or the Merger, including, without limitation, the form or structure of the Offer or the Merger or any term, aspect or implication of the CVR, any tender and support agreement, guaranty or any other agreement, arrangement or understanding entered into in connection with the Offer, the Merger or otherwise. TD Cowen’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by TD Cowen on the date of such opinion. It should be understood that although subsequent developments may affect TD Cowen’s opinion, TD Cowen does not have any obligation to update, revise or reaffirm its opinion and TD Cowen expressly disclaims any responsibility to do so. As the Company Board was aware, the credit, financial and stock markets, the industry in which the Company operates and the business and securities of the Company, have experienced and may continue to experience volatility and disruptions, and TD Cowen expressed no view as to any potential effects of such volatility or disruptions on the Company, the Offer or the Merger.
TD Cowen did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.
For purposes of rendering its opinion, TD Cowen assumed in all respects material to its analyses that the representations and warranties of each party contained in the Merger Agreement and the CVR Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and the CVR Agreement and that all conditions to the consummation of the Offer and the Merger would be satisfied without waiver thereof. TD Cowen assumed that the final versions of the Merger Agreement and the CVR Agreement, when executed, would be substantially similar to the execution versions reviewed by TD Cowen. TD Cowen also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement and the CVR Agreement would be obtained and that in the course of obtaining any of those consents or approvals no restrictions would be imposed or waivers made that would have an adverse effect on the Company or the contemplated benefits of the Offer or the Merger. TD Cowen assumed that the Offer and the Merger would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and all other applicable state, federal or foreign statutes, rules and regulations.
It was understood that TD Cowen’s opinion was intended for the benefit and use of the Company Board (in its capacity as such) in its consideration of the financial terms of the Offer and the Merger. TD Cowen’s opinion did not constitute a recommendation to any stockholder of the Company or any other person as to whether to tender Shares in the Offer or to take any other action in connection with the Offer, the Merger or otherwise. TD Cowen expressed no opinion as to the actual value, price or trading range of Shares or any other securities of the Company following announcement or consummation of the Offer or the Merger. TD Cowen was not requested to opine as to, and its opinion did not in any manner address, the underlying business decision of the Company to effect the Offer or the Merger or the relative merits of the Offer or the Merger as compared to other business strategies or transactions that might be available to the Company. In addition, TD Cowen was not requested to opine as to, and its opinion did not in any manner address, (i) the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the Cash Amount, the CVR or otherwise, (ii) the fairness of the Offer, the Merger, the CVR or the Cash Amount (except to the extent expressly specified in TD Cowen’s opinion) to the holders of any class of securities, creditors or other constituencies of the Company or (iii) whether Parent or Merger Sub has sufficient cash, available lines of credit or other sources of funds for the payment of the Cash Amount or any amounts payable pursuant to the CVR.
Financial Analysis
The summary of the financial analysis described below under this heading “—Financial Analysis” is a summary of the material financial analysis performed by TD Cowen to arrive at its opinion. The summary of TD Cowen’s financial analysis includes information presented in tabular format. In order to fully understand the financial analysis, the table must be read together with the text of such summary. The table alone does not constitute a complete description of the financial analysis. Considering the data set forth in the table without considering the full narrative description of the financial analysis, including the methodologies and assumptions underlying the analysis, could create a misleading or incomplete view of the financial analysis. TD Cowen performed certain procedures, including the financial analysis described below, and reviewed with the Company Board certain assumptions on which such analysis was based and other factors, including the historical and projected financial results of the Company.
Liquidation Analysis. Given that Company management advised TD Cowen that the Company did not have a standalone business plan and that the Company intended, in the absence of a sale or similar transaction involving the Company, to pursue a liquidation of the Company, traditional methodologies typically used for purposes of analyzing a business as a going concern were not applicable with respect to the Company. Accordingly, TD Cowen, at the direction of the Company Board, was directed to use and relied upon the Company’s Dissolution Analysis for purposes of TD Cowen’s analysis and opinion. Further information pertaining to the Company’s Dissolution Analysis is included under the heading “Certain Company Management Forecasts” in this Item 4.
As reflected in the Company’s Dissolution Analysis, Company management assumed an undiscounted initial distribution upon commencement of the liquidation process (the initial filing for dissolution) of approximately $5.87 per Share as of December 31, 2026 and a final undiscounted distribution of approximately $0.61 per Share as of December 31, 2029 upon a liquidation, resulting in a total undiscounted distribution upon liquidation of approximately $6.48 per Share. TD Cowen applied to such total estimated distributable amount a selected discount rate ranging from 7.3% (derived utilizing the ICE BofA U.S. high-yield index effective yield as of March 26, 2026) to 22.0% (derived utilizing a weighted average cost of capital calculation for the Company), assuming 80% to 100% of the amount available for the final distribution payable as of December 31, 2029, to derive an estimated net present value per Share reference range for the total estimated per Share amount distributable upon liquidation as estimated by Company management. No value was attributable to the CVR for purposes of this analysis. This analysis indicated the following approximate implied estimated net present value (as of May 31, 2026) per Share reference range for the total per Share distributable amount upon liquidation of the Company based on the Company’s Dissolution Analysis, as compared to the Cash Amount payable in the Offer and the Merger:

Approximate Implied Estimated Net Present Value Per Share Reference Range of Total Distributable Per Share Amount Upon Liquidation	Cash Amount Payable in the Offer and the Merger
$5.500 – $6.165	$6.955

Miscellaneous
The summary set forth above does not purport to be a complete description of all analyses performed or factors considered by TD Cowen. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. TD Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. TD Cowen believes that such analysis and factors must be considered as a whole and that selecting portions of its analysis or factors considered by it, without considering all aspects of such analysis and factors, could create an incomplete view of the process underlying its opinion. In performing its analysis, TD Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of the Company. The analysis performed by TD Cowen is not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analysis. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be acquired or sold. Accordingly, such analyses and estimates are inherently subject to uncertainty and are based upon numerous factors or events beyond the control of the parties or their respective advisors. None of the Company, TD Cowen or any other person assumes responsibility if future results are materially different from those projected. The analysis performed by TD Cowen and its opinion were only one among many factors taken into consideration by the Company Board in evaluating the Cash Amount and should not be considered as determinative of the views of the Company Board or Company management with respect to the Offer, the Merger, the consideration payable in the Offer and the Merger or otherwise.
TD Cowen was selected by the Company to act as its financial advisor in connection with the Offer and the Merger because TD Cowen is a nationally recognized investment banking firm with experience in transactions similar to the Offer and the Merger and is familiar with the Company and its business and industry. As part of its investment banking business, TD Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.
For its services as the Company’s financial advisor in connection with the Offer and the Merger, TD Cowen will receive an aggregate fee currently estimated to be approximately $2.5 million, of which $1.0 million was paid in connection with the delivery of TD Cowen’s opinion and approximately $1.5 million is payable contingent upon consummation of the Offer. In addition, the Company has agreed to reimburse TD Cowen’s expenses, including fees and expenses of counsel, and indemnify TD Cowen for certain liabilities, including liabilities under federal securities laws, that may arise out of TD Cowen’s engagement. The Company agreed to offer to retain TD Cowen to act as the Company’s financial advisor, underwriter, lender, initial purchaser, bookrunner, arranger or placement agent, as the case may have been, in connection with any debt financing, any public offering, any Rule 144A offering or any private placement of securities that the Company intended to effect in lieu of the Offer and the Merger that occurred upon the earlier of (a) twelve months after the consummation of a sale transaction and/or merger or return of capital transaction and (b) November 9, 2026, and TD Cowen would have received fees for the rendering of such services.
As the Company Board was aware, TD Cowen and its affiliates in the past have provided, currently are providing, and in the future may provide, financial advisory and/or other investment banking services to the Company and/or its affiliates unrelated to the Offer and the Merger, for which services TD Cowen and its affiliates have received and would expect to receive compensation, including, during the two-year period preceding the date of TD Cowen’s opinion, having acted or acting as sales agent for an at-the-market equity offering program of the Company, for which services TD Cowen had not received any fees. As the Company Board was also aware, although TD Cowen and its affiliates were not providing as of the date of its opinion, and during the two-year period preceding the date of its opinion had not provided, financial advisory and/or other investment banking services to Parent and its affiliates, TD Cowen and/or its affiliates in the future may provide services to Parent and/or its affiliates, and may receive compensation for such services.
TD Cowen and its affiliates provide investment and commercial banking, lending, asset management and other financial and non-financial services to a wide range of corporations and individuals and, as part of their investment banking business, are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, TD Cowen and/or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions in, debt, equity and/or other securities or loans of the Company, Parent and/or their respective affiliates for the accounts of TD Cowen and/or its affiliates and for the accounts of customers. TD Cowen and its affiliates also conduct research on and may, in the ordinary course of business, provide research reports and investment advice to their clients on investment matters, including matters with respect to the Offer and the Merger, the Company, Parent and/or their respective affiliates. The issuance of TD Cowen’s opinion was approved by TD Cowen’s fairness opinion review committee.
(e) Certain Company Management Forecasts.
At the direction of the Company Board, to assist the analysis and decision of the Company Board with respect to whether to approve the Company’s entry into the Merger Agreement and consummation of the Transactions and the recommendation by the Company Board that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, the Company’s management prepared a financial analysis of the present value per Share that might be realized in an orderly liquidation of the Company as an alternative to pursuing the Merger (the “Dissolution Analysis”). At the direction of the Company Board, the Dissolution Analysis was also provided to TD Cowen in connection with the rendering of its opinion to the Company Board and in performing its financial analysis as described below in the section captioned “—Opinion of TD Securities (USA) LLC.” The Company Board did not prepare, and TD Cowen did not rely upon, any forecast of the Company’s standalone financial performance beyond the Dissolution Analysis.
The Dissolution Analysis, prepared as of, and presented to the Company Board at a meeting held on March 29, 2026, assumes: (i) the commencement of the liquidation process (the initial filing for dissolution) and an initial distribution of cash to holders of Shares as of December 31, 2026; and (ii) a final distribution of cash to holders of Shares as of December 31, 2029, being 36 months following the initial filing for dissolution (such 36-month period being the “Holdback Period”). The Company’s management estimated that, after considering the payment of operating expenses, collection of interest income and payment of estimated wind down costs, approximately $54.3 million in cash, cash equivalents and marketable securities would be available as of December 31, 2026, at the commencement of the liquidation process. Of the $54.3 million in cash, cash equivalents and marketable securities, approximately $5.9 million would be required to satisfy liabilities and obligations within the Holdback Period. Of the remaining approximately $48.3 million, based on the Company’s management’s good faith estimate: (i) approximately $43.4 million of cash would be disbursed to holders of Shares as an initial distribution upon the initial filing for dissolution (the “Initial Distribution”); and (ii) $5.0 million would be held back for unknown or contingent liabilities that may arise during the Holdback Period (the “Holdback Amount”). Assuming approximately 7.4 million fully diluted shares outstanding under the treasury stock method, the Company’s management estimates would result in: (i) an undiscounted Initial Distribution of approximately $5.87 per Share; and (ii) an additional undiscounted distribution upon liquidation at the end of the Holdback Period of approximately $0.61 per Share, for an undiscounted total distribution of approximately $6.48 per Share. These estimates were calculated without discount, and assume that 90% of the Holdback Amount will remain available for distribution to shareholders of the Company at the end of the Holdback Period on December 31, 2029 based on the Company’s management’s good faith estimates as to future unknown liabilities that may arise prior to the Company’s final dissolution. If the Company’s management used a discount rate ranging from 7.3% to 22.0% (derived utilizing the ICE BofA U.S. high-yield index effective yield as of March 26, 2026 and a weighted average cost of capital calculation for the Company, respectively), the figures derived would be lower than the Company’s management’s estimates set forth above, which the Company Board considered as part of its analysis.
The timing of the distributions, if any, and the actual percentage of the remaining amount after the Initial Distribution that would be available for further distribution would depend on factors such as: (i) the actual expenses incurred (including transaction-related fees and expenses, which if included, would further reduce cash available for distribution to the Company’s stockholders); (ii) the actual amount of wind down costs, the actual amount required to settle the Company’s remaining obligations under any contracts; (iii) the need to retain employees to facilitate the wind down; (iv) the need to retain the services of outside contractors to assist with the wind down and the satisfaction by the Company of its remaining obligations (including obligations to continue as a public reporting company, such as continuing SEC filings); and (v) the need to retain funds beyond that Initial Distribution for unknown or contingent liabilities, each of which could be material and the total amount of which cannot currently be estimated. The Company can provide no assurance that any fees, expenses, contingencies or other obligations that the Company may incur will be within the range of estimated amounts provided in the Dissolution Analysis, that the Dissolution Analysis accounts for all possible such fees, expenses, contingencies or other obligations of the Company or that the estimated distributions would be realized at the estimated amounts, if at all.
Dissolution Analysis

	Estimated Company Obligations Prior to Initial Distribution										Estimated Company Obligations During Holdback Period(3)
(in millions)*	March 2026E	April 2026E	May 2026E	June 2026E	July 2026E	Aug. 2026E	Sept. 2026E	Oct. 2026E	Nov. 2026E	Dec. 2026E	2027E	2028E	2029E
Beginning Cash, Cash Equivalents and Marketable Securities	$68.9	$66.0	$64.4	$58.3	$ 54.3	$54.3	$54.3	$54.3	$54.3	$54.3	$10.9	$9.0	$7.0
Less: Total Operating Expenses	$(3.1)	$(1.8)	$(0.7)	$(0.2)	$(0.2)	$(0.2)	$(0.2)	$(0.2)	$(0.2)	$(0.2)	$(2.0)	$(2.0)	$(2.0)
Interest Income(1)	$0.2	$0.2	$0.2	$0.2	$0.2	$0.2	$0.2	$0.2	$0.2	$0.2	$0.0	$0.0	$0.0
Less: Wind Down Costs	—	—	$(5.6)	$(4.0)	—	—	—	—	—	—	—	—	—

	Estimated Company Obligations Prior to Initial Distribution										Estimated Company Obligations During Holdback Period(3)
(in millions)*	March 2026E	April 2026E	May 2026E	June 2026E	July 2026E	Aug. 2026E	Sept. 2026E	Oct. 2026E	Nov. 2026E	Dec. 2026E	2027E	2028E	2029E
Ending Cash, Cash Equivalents and Marketable Securities	$66.0	$64.4	$58.3	$54.3	$54.3	$54.3	$54.3	$54.3	$54.3	$54.3	$9.0	$7.0	$5.0
Less: Cash Withheld for Future Operating Expenses										$(5.9)
Total Cash Available for Distribution as of December 31, 2026										$48.3
Less: Holdback Amount(2)										$(5.0)
Total Cash Available for Initial Distribution as of December 31, 2026										$43.4
Ending Cash, Cash Equivalents and Marketable Securities, Net of Initial Distribution as of December 31, 2026										$10.9

*	Figures may not foot due to rounding
(1)	Assumes an annual interest rate of 3.6%.
(2)	Assumes that the Holdback Amount will be approximately 10% of the cash, cash equivalents and marketable securities as of December 31, 2026, prior to the Initial Distribution.
(3)	Assumes a 36-month Holdback Period, following the Initial Distribution on December 31, 2026.
Estimated Dissolution Distributions

(in millions, except for per share values)*
Ending Cash, Cash Equivalents and Marketable Securities as of December 31, 2026	$54.3
Less: Cash Withheld for Future Operating Expenses	$5.9
Total Cash Available for Distribution as of December 31, 2026	$48.3
Less: Holdback Amount(1)	$5.0
Estimated Cash Available for Initial Distribution, Net of Holdback Amount as of December 31, 2026	$43.3
Estimated Initial Distribution Per Share(2)	$5.87
Ending Cash, Cash Equivalents and Marketable Securities, Net of Initial Distribution as of December 31, 2026	$10.9
Assumed Distribution of Net Holdback Amount on December 31, 2029	$4.5
Estimated Final Distribution Per Share on December 31, 2029(2)	$0.61
Total Distribution Per Share	$6.48

*	Figures may not foot due to rounding
Assumes: (i) a 36-month Holdback Period ending on December 31, 2029; and (ii) that the Holdback Amount will be approximately 10% of the cash, cash equivalents and marketable securities as of December 31, 2026, prior to the Initial Distribution. These estimates are based on the Company’s management’s good faith estimates as to future unknown liabilities that may arise prior to the Company’s final dissolution.
Based on total shares outstanding calculated under the treasury stock method, which includes 7,387,701 Shares and 1,220,541 Company Options with a weighted-average exercise price of $17.86 per share, of which 334,800 are In-the-Money Options with a weighted-average exercise price of $6.31 per share.
Assumes that 90% of the Holdback Amount will remain available for distribution to shareholders of the Company at the end of the Holdback Period on December 31, 2029 based on the Company’s management’s good faith estimates as to future unknown liabilities that may arise prior to the Company’s final dissolution.
The Dissolution Analysis, while necessarily presented with numerical specificity, was based on numerous estimates and assumptions as described above, some as to future events, that were inherently uncertain and many of which were beyond the Company’s management’s control at the time the Dissolution Analysis, all of which were difficult to predict, and many of which that are subject to change. The Dissolution Analysis includes multiple years and, by its nature, becomes subject to greater uncertainty with each successive year.
The Dissolution Analysis includes estimates which were not calculated in accordance with GAAP. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP.
The Company does not intend to update or otherwise revise the Dissolution Analysis to reflect circumstances existing after the date when prepared or to reflect the occurrence of future events except as required by law, even if any or all the estimates and assumptions underlying the Dissolution Analysis are no longer appropriate, as described above. Accordingly, the inclusion of the Dissolution Analysis in this Schedule 14D-9 should not be regarded as an indication that the Company or anyone who received the Dissolution Analysis then considered, or now considers, the Dissolution Analysis to be necessarily predictive of actual future events, and this information should not be relied upon as such. These considerations should be considered if evaluating the Dissolution Analysis, which were prepared as of an earlier date.
As summarized under the section above entitled “Background of the Offer and the Merger”, the Company Board approved the Dissolution Analysis and directed TD Cowen to use and rely upon the Dissolution Analysis in connection with the rendering of its fairness opinion to the Company Board and performing its related financial analyses.
Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.
The Company retained TD Cowen to act as its financial advisor in connection with the Transactions and, in connection with such engagement, TD Cowen provided to the Company Board TD Cowen’s opinion described under the caption “Item 4. The Solicitation or Recommendation—Opinion of Kezar’s Financial Advisor,” which is attached as Annex I to this Schedule 14D-9 and incorporated herein by reference. The Company selected TD Cowen as its financial advisor because, among other things, TD Cowen is a nationally recognized investment banking firm with experience in transactions similar to the Transactions and is familiar with the Company and its business and industry. TD Cowen has not been engaged to solicit or provide, and such opinion does not constitute, a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter.
For its services as the Company’s financial advisor in connection with the Transactions, TD Cowen will receive an aggregate fee currently estimated to be approximately $2.5 million, of which $1.0 million was paid in connection with the delivery of TD Cowen’s opinion and approximately $1.5 million is payable contingent upon consummation of the Offer. In addition, the Company has agreed to reimburse TD Cowen’s expenses, including fees and expenses of counsel, and indemnify TD Cowen for certain liabilities that may arise out of TD Cowen’s engagement. Further information pertaining to the engagement of TD Cowen is included under the caption “Item 4. The Solicitation or Recommendation—Opinion of Kezar’s Financial Advisor” and is incorporated herein by reference.
Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.
Item 6.	Interest in Securities of the Subject Company.
Other than the scheduled vesting of Company Options, no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9.
Item 7.	Purposes of the Transaction and Plans or Proposals.
Except as indicated in this Schedule 14D-9, (i) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (a) a tender offer for or other acquisition of the Shares by the Company, its subsidiary, or any other person; (b) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or its subsidiary; (c) any purchase, sale or transfer of a material amount of assets of the Company or its subsidiary; or (d) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (ii) there are no transactions, resolutions of the Company Board or agreements in principle or signed contracts that are entered into in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (i) of this Item 7.
As described in the Merger Agreement, the Company will not, and will cause its directors and officers not to, directly or indirectly initiate, solicit acquisition proposals from third parties or engage in discussions or negotiations with third parties regarding acquisition proposals, but the Company Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal, as described in more detail in “Special Factors—Section 1. Background of the Offer; Contacts with Kezar” of the Offer to Purchase.
The information set forth in “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” and “Special Factors—Section 2. Purpose of the Offer and Plans for Kezar” of the Offer to Purchase is incorporated herein by reference.
Item 8.	Additional Information.
Golden Parachute Compensation.
The information set forth under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Information Regarding Golden Parachute Compensation” as it relates to the Company’s named executive officers and to the extent required by Item 402(t) of Regulation S-K is incorporated herein by reference.
Conditions to the Offer
The information set forth in “The Tender Offer—Section 9. Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.
Stockholder Approval Not Required
Section 251(h) generally provides that stockholder approval of a merger is not required if certain requirements are met, including that: (i) the merger agreement expressly permits or requires the merger to be effected pursuant to Section 251(h) and provides that such merger be effected as soon as practicable following the consummation of the tender offer; (ii) the purchaser must tender for all outstanding shares on the terms provided in such agreement of merger that, absent the provisions of Section 251(h) of the DGCL, would be entitled to vote on the adoption or rejection of the agreement of merger, provided, however, that such tender offer may be conditioned on the tender of a minimum number or percentage of shares of the stock of such constituent corporation, or any class or series thereof, and such offer may exclude any excluded stock; (iii) immediately following the consummation of the tender offer, the purchaser must own the requisite number of shares of the target corporation to adopt the merger agreement if a meeting of stockholders had to be called; (iv) the purchaser must merge with or into the target corporation pursuant to the merger agreement; and (v) the outstanding shares of stock of the target corporation that are not purchased in the tender offer must be converted in the merger into, or into the right to receive, the same amount and kind of consideration that was paid for shares of stock of the target corporation in the tender offer. If the Minimum Tender Condition is satisfied and Merger Sub accepts Shares for payment pursuant to the Offer, Merger Sub will hold a sufficient number of Shares to consummate the Merger under Section 251(h) without submitting the adoption of the Merger Agreement to a vote of the Company stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Merger Sub and the Company will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of the Company stockholders in accordance with Section 251(h).
State Takeover Laws
A number of states (including Delaware, where Kezar is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.
In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three (3) years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”
In accordance with the provisions of Section 203 of the DGCL, the Company Board has approved the Merger Agreement and the Transactions, as described above under “Item 4. The Solicitation or Recommendation” above, for purposes of Section 203 of the DGCL.

Regulatory Approvals
Based on a review of the information currently available relating to the businesses in which Aurinia and the Company are engaged and the consideration to be paid for the Shares, we have determined that no mandatory antitrust or foreign investment premerger notification filing or waiting period under Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, or other applicable antitrust and foreign direct investment laws outside of the United States, and the rules and regulations promulgated thereunder, is required. Nevertheless, we cannot be certain that a challenge to the Offer (and the Merger) on antitrust grounds will not be made, or, if such challenge is made, what the result will be. The absence of any legal restraint or prohibition by any governmental entity of competent jurisdiction, or applicable law, in each case, preventing or prohibiting the consummation of the Offer, the Merger or any of the other Transactions is a condition to the consummation of the Offer (and the Merger).
Notice of Appraisal Rights
No appraisal rights are available to holders or beneficial owners of Shares in connection with the Offer. Unless otherwise specified expressly herein, all references to a “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person. However, if the Offer is successful and the Merger is consummated, holders and beneficial owners of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Offer Closing Time); (ii) follow the procedures set forth in Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (iv) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is made, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by the Company and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal rights of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares in accordance with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the Merger, plus interest, if any, on the amount determined to be the fair value, as determined by the Delaware Court. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights. If the Merger is consummated, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being consummated, stockholders and beneficial owners who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been consummated as of such time. The following is a summary of the procedures to be followed by stockholders or beneficial owners that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II and is made available at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary is qualified in its entirety by reference to Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders and beneficial owners should assume that the Company will take no action to perfect any appraisal rights of any stockholder or beneficial owner.
Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Company stockholders or beneficial owners exercise appraisal rights under Section 262 of the DGCL.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and the full text of Section 262 of the DGCL attached to this Schedule 14D-9 as Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL. If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder or beneficial owner must do all of the following:
•
prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder or beneficial owner, as applicable, and that the stockholder or beneficial owner is demanding appraisal;

•	not tender his, her or its Shares in the Offer (or, if tendered, properly and subsequently withdraw such Shares prior to the Offer Closing Time);
•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time;
•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter; and
•
in the case of a beneficial owner, the demand must (i) reasonably identify the holder of record of the shares for which the demand is made, (ii) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of the Shares for which appraisal is demanded and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (iii) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court.

In addition, a stockholder or beneficial owner or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so. Any stockholder or beneficial owner who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Merger Consideration, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.
Written Demand by the Record Holder
All written demands for appraisal should be addressed to Kezar Life Sciences, Inc., 4000 Shoreline Court, Suite 300, South San Francisco, California 94080, Attention: Secretary.
A record stockholder, such as a broker who holds Shares as nominee for several beneficial owners, may exercise appraisal rights with respect to the Shares issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand for appraisal should set forth the number of Shares issued and outstanding immediately prior to the Effective Time as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares which are held in the name of such record owner.
Filing a Petition for Appraisal
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Offer Closing Time) and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the appraised value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be provided to the stockholder or beneficial owner within ten days after a written request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.
Upon the filing of such petition by any such holder of Shares (a “Dissenting Holder,” and such Shares, “Dissenting Shares”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Holder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Holders. The costs relating to these notices will be borne by the Surviving Corporation.
If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Holders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Dissenting Shares. The Delaware Court may require that Dissenting Holders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Holder who does not comply with such requirement. Accordingly, Dissenting Holders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time the Shares were listed on a national securities exchange, the Delaware Court will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (ii) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (iii) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.
The Dissenting Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder or beneficial owner entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (ii) interest theretofore accrued, unless paid at that time.
The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Holder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.
Dissenting Holders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court will be dismissed as to any Dissenting Holder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.
Stockholders or beneficial owners considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders and beneficial owners wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.
Any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.
If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder or beneficial owner may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.
This summary of appraisal rights under the DGCL is qualified in its entirety by reference to Section 262 of the DGCL and the Offer. A copy of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.
STOCKHOLDERS OR BENEFICIAL OWNERS WHO TENDER SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER OF SHARES PRIOR TO THE OFFER CLOSING TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.
Legal Proceedings
There are currently no legal proceedings relating to the Transactions but lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.
Annual, Quarterly and Current Reports
For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, and the Current Reports on Form 8-K dated March 12, 2026, March 30, 2026, and April 3, 2026, each of which has been filed with the SEC.
Cautionary Note Regarding Forward-Looking Statements.
This Solicitation/Recommendation Statement of the Company on Schedule 14D-9 contains forward-looking statements that involve risks and uncertainties relating to future events and the future performance of the Company and Aurinia, including statements relating to the ability to complete and the timing of completion of the Transactions, including the anticipated occurrence, manner and timing of the proposed Offer, the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions to the consummation of the Merger, the possibility of any termination of the Merger Agreement, the prospective benefits of the proposed transaction, the Company’s existing cash resources, cash runway and prospects, the Company’s ongoing clinical development of zetomipzomib and Aurinia’s future development plans for zetomipzomib; the Company’s existing commercial agreements with various third parties, including the Everest Collaboration and the Enodia Asset Purchase Agreement, and the Company’s ability to receive any proceeds in respect of such commercial agreements, and other statements that are not historical facts. Actual results could differ materially from those anticipated in these forward-looking statements. Except as required by law, each of the Company and Aurinia assume no obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise. These statements, which represent each of the Company’s and Aurinia’s current expectations or beliefs concerning various future events that are subject to significant risks and uncertainties, may contain words such as “may,” “will,” “would,” “could,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “project,” “seek,” “should,” “strategy,” “future,” “opportunity,” “potential” or other similar words and expressions indicating future results. Risks that may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to how many of the Company’s stockholders will tender their stock in the Offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various closing conditions of the Offer or the Merger may not be satisfied or waived; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; any competing offers or acquisition proposals for the Company; the possibility that the Transactions do not close; risks related to the parties’ ability to realize the anticipated benefits of the proposed Transactions, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period and that the Company will not be integrated by Aurinia successfully or that such integration may be more difficult, time-consuming or costly than expected; the effects of the transaction on relationships with employees, customers, suppliers, other business partners or governmental entities; the possibility that the prerequisites related to the CVR Payments will never be achieved and that no CVR Payment may be made or if made the amount of such payment made; negative effects of this announcement or the consummation of the proposed transaction on the market price of the Company’s common stock and/or operating results; significant transaction costs; unknown or inestimable liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; Aurinia’s ability to fund the proposed transaction; the time-consuming and uncertain regulatory approval process, the costly and time-consuming pharmaceutical product development process and the uncertainty of clinical success, including risks related to failure or delays in successfully initiating or completing clinical trials and assessing patients; global economic, financial, and healthcare system disruptions and the current and potential future negative impacts to the parties’ business operations and financial results; the sufficiency of the parties’ cash flows and capital resources; the parties’ ability to achieve targeted or expected future financial performance and results and the uncertainty of future tax, accounting and other provisions and estimates; the Company’s existing cash resources, cash sufficiency and runway, and its ability to continue as a going concern; and other risks and uncertainties affecting the Company and Aurinia, including those described from time to time under the caption “Risk Factors” and elsewhere in their respective filings and reports with the SEC, including Aurinia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, and the Current Report on Form 8-K filed March 30, 2026, as well as the Tender Offer Statement on Schedule TO and related tender offer documents filed by Aurinia on April 13, 2026, and this Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company. Any forward-looking statements are made based on the current beliefs and judgments of the Company’s and Aurinia’s management, and the reader is cautioned not to rely on any forward-looking statements made by the Company or Aurinia. Except as required by law, the Company and Aurinia do not undertake any obligation to update (publicly or otherwise) any forward-looking statement, including, without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

Item 9.	Exhibits.
The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description
(a)(1)(A)
Offer to Purchase, dated April 13, 2026 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO of Aurinia Pharma U.S., Inc. and Aurinia Merger Sub, Inc. filed with the Securities and Exchange Commission on April 13, 2026 (the “Schedule TO”))

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)
(a)(5)(A)
Joint Press Release, dated March 30, 2026, issued by Kezar Life Sciences, Inc. and Aurinia Pharmaceuticals Inc. (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Kezar Life Sciences, Inc. on March 30, 2026 (File No. 001-38542))

(a)(5)(B)	Fairness Opinion, dated March 29, 2026, of TD Securities (USA) LLC (attached to this Schedule 14D-9 as Annex I)
(a)(5)(C)(1)
Lease Termination Agreement, dated as of April 1, 2026, by and between Kezar Life Sciences, Inc. and GNS South Tower, LP. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Kezar Life Sciences, Inc. on April 3, 2026 (File No. 001-38542))

(a)(5)(C)(2)
Separation Agreement, dated as of April 1, 2026, by and between Kezar Life Sciences, Inc. and Christopher Kirk, Ph.D. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Kezar Life Sciences, Inc. on April 3, 2026 (File No. 001-38542))

(a)(5)(C)(3)
Separation Agreement, dated as of April 1, 2026, by and between Kezar Life Sciences, Inc. and Marc Belsky (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Kezar Life Sciences, Inc. on April 3, 2026 (File No. 001-38542))

(a)(5)(C)(4)
Separation Agreement, dated as of April 1, 2026, by and between Kezar Life Sciences, Inc. and Mark Schiller (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Kezar Life Sciences, Inc. on April 3, 2026 (File No. 001-38542))

(e)(1)
Agreement and Plan of Merger, dated as of March 30, 2026, by and among Kezar Life Sciences, Inc., Aurinia Pharma U.S., Inc., Aurinia Merger Sub, Inc., and, solely for purposes of Section 10.13 of the Merger Agreement, Aurinia Pharmaceuticals Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Kezar Life Sciences, Inc. on March 30, 2026
(File No. 001-38542))

(e)(2)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit (d)(4) to the Schedule TO)
(e)(3)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Kezar Life Sciences, Inc. on March 30, 2026 (File No. 001-38542))
(e)(4)	Confidentiality Agreement, dated as of March 23, 2026, by and between Aurinia Pharmaceuticals Inc. and Kezar Life Sciences, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO)
(e)(5)
Rights Agreement, dated as of October 17, 2024 between Kezar Life Sciences, Inc. and Computershare Trust Company, N.A., which includes the form of Certificate of Designation as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Kezar Life Sciences, Inc. on October 17, 2024 (File No. 001-38542))

(e)(6)
Amendment No. 1, dated as of December 3, 2024, to Rights Agreement, between the Company and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Kezar Life Sciences, Inc. on December 3, 2024 (File No. 001-38542))

(e)(7)
Amendment No. 2, dated as of October 16, 2025, to Rights Agreement, between the Company and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Kezar Life Sciences, Inc. on October 16, 2025 (File No. 001-38542))

Exhibit No.	Description
(e)(8)
Amendment No. 3, dated as of March 30, 2026, to Rights Agreement, between the Company and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Kezar Life Sciences, Inc. on March 30, 2026 (File No. 001-38542))

(e)(9)
Form of Indemnity Agreement by and between the Company and its directors and officers (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form S-1 filed by Kezar Life Sciences, Inc. on May 24, 2018 (File No. 333-225194))

(e)(10)	2018 Equity Incentive Plan (incorporated by reference to Exhibit 4.9 of the Registration Statement on Form S-8 filed by Kezar Life Sciences, Inc. on June 21, 2018 (File No. 333-225769))
(e)(11)
Forms of Option Grant Notice and Option Agreement under 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form S-1 filed by Kezar Life Sciences, Inc. on May 24, 2018 (File No. 333-225194))

(e)(12)
Form of Restricted Stock Unit Grant Notice and Unit Award Agreement under 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 of the Annual Report on Form 10-K filed by Kezar Life Sciences, Inc. on March 17, 2022 (File No. 001-38542))

(e)(13)	2015 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form S-1 filed by Kezar Life Sciences, Inc. on May 24, 2018 (File No. 333-225194))
(e)(14)
Form of Stock Option Agreement under the 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 of the Registration Statement on Form S-1 filed by Kezar Life Sciences, Inc. on May 24, 2018 (File No. 333-225194))

(e)(15)
Form of Stock Option Agreement—Early Exercise under the 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form S-1 filed by Kezar Life Sciences, Inc. on May 24, 2018 (File No. 333-225194))

(e)(16)	2018 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.12 of the Registration Statement on Form S-8 filed by Kezar Life Sciences, Inc. on June 21, 2018 (File No. 333-225769))
(e)(17)	2022 Inducement Plan (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed by Kezar Life Sciences, Inc. on August 11, 2022 (File No. 001-38542))
(e)(18)
Forms of Stock Option Grant Notice and Option Agreement under the 2022 Inducement Plan (incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed by Kezar Life Sciences, Inc. on August 11, 2022 (File No. 001-38542))

(e)(19)	Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.11 of the Annual Report on Form 10-K filed by Kezar Life Sciences, Inc. on March 25, 2025 (File No. 001-38542))
(e)(20)
Executive Employment Agreement, between the Company and Christopher J. Kirk, Ph.D., dated as of November 7, 2023 (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed by Kezar Life Sciences, Inc. on November 13, 2023 (File No. 001-38542))

(e)(21)
Executive Employment Agreement, between the Company and Marc L. Belsky, dated as of March 20, 2025 (incorporated by reference to Exhibit 10.13 of the Annual Report on Form 10-K filed by Kezar Life Sciences, Inc. on March 25, 2025 (File No. 001-38542))

(e)(22)
Executive Employment Agreement, between the Company and Mark Schiller, dated as of March 20, 2025 (incorporated by reference to Exhibit 10.14 of the Annual Report on Form 10-K filed by Kezar Life Sciences, Inc. on March 25, 2025 (File No. 001-38542))

(e)(23)
Exclusive License Agreement by and between the Company and Onyx Therapeutics, Inc., dated June 11, 2015 (incorporated by reference to Exhibit 10.11 of the Registration Statement on Form S-1/A filed by Kezar Life Sciences, Inc. on June 8, 2018 (File No. 333-225194))

(e)(24)
Collaboration and License Agreement, by and between the Company and Everest Medicines II (HK) Limited, dated as of September 20, 2023 (incorporated by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q filed by Kezar Life Sciences, Inc. on November 13, 2023
(File No. 001-38542))

Exhibit No.	Description
(e)(25)
Amendment No. 1 to Collaboration and License Agreement by and between the Company and Everest Medicines II (HK) Limited, dated as of July 2, 2024 (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed by Kezar Life Sciences, Inc. on August 13, 2024 (File No. 001-38542))

(e)(26)
Asset Purchase Agreement between Enodia Therapeutics SAS and the Company, dated as of March 6, 2026 (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Kezar Life Sciences, Inc. on March 12, 2026 (File No. 001-38542))

(e)(27)
Lease between the Company and AP3-SF1 4000 Shoreline, LLC, dated August 16, 2017 (incorporated by reference to Exhibit 10.14 of the Registration Statement on Form S-1 filed by Kezar Life Sciences, Inc. on May 24, 2018 (File No. 333-225194))

(e)(28)
Confirmation of Lease Terms between the Company and AP3-SF1 4000 Shoreline, LLC, effective as of March 1, 2018 (incorporated by reference to Exhibit 10.13 of the Annual Report on
Form 10-K filed by Kezar Life Sciences, Inc. on March 26, 2019 (File No. 001-38542))

(e)(29)
First Amendment to Lease, dated November 1, 2022, by and between the Company and GNS South Tower, LP (incorporated by reference to Exhibit 10.20 of the Annual Report on Form 10-K filed by Kezar Life Sciences, Inc. on March 14, 2023 (File No. 001-38542))

(e)(30)
Amended and Restated Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-38542), filed with the Commission on June 26, 2018).

(e)(31)
Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-38542), filed with the Commission on June 16, 2023).

(e)(32)
Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-38542), filed with the Commission on October 28, 2024).

(e)(33)
Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-38542), filed with the Commission on October 17, 2024).

(e)(34)
Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K (File No. 001-38542), filed with the Commission on June 26, 2018).

(g)	Not applicable

Annex I — Fairness Opinion, dated March 29, 2026, of TD Securities (USA) LLC to the Board of Directors of Kezar Life Sciences, Inc.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 14, 2026

Kezar Life Sciences, Inc.

By:	/s/ Christopher Kirk
	Name:	Christopher Kirk, Ph.D.
	Title:	Chief Executive Officer

Annex I
Opinion of TD Securities (USA) LLC

March 29, 2026

Board of Directors
Kezar Life Sciences, Inc.
4000 Shoreline Court, Suite 300
South San Francisco, CA 94080
Members of the Board of Directors:
In your capacity as members of the Board of Directors (the “Board of Directors”) of Kezar Life Sciences, Inc. (the “Company”), you have requested our opinion (the “Opinion”), as investment bankers, as to the fairness, from a financial point of view, to the holders of the common stock, par value $0.001 per share, of the Company (“Company Common Stock”) of the Cash Amount (as defined below) to be received by such holders pursuant to the terms of that certain Agreement and Plan of Merger, to be dated as of March 29, 2026 (the “Merger Agreement”), by and among the Company, Aurinia Pharma U.S., Inc., a Delaware corporation and wholly owned subsidiary of Aurinia Pharmaceuticals Inc., an Alberta, Canada corporation (“Parent”), and Aurinia Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the related Contingent Value Rights Agreement (the “CVR Agreement” and, together with the Merger Agreement, the “Agreements”).
As more specifically set forth in the Agreements, and subject to the terms, conditions and adjustments set forth in the Agreements, (i) Parent will cause Merger Sub to commence a tender offer to purchase all outstanding shares of Company Common Stock (such tender offer, the “Tender Offer”) for a purchase price per share of Company Common Stock of (a) $6.955 in cash (the “Cash Amount”), which Cash Amount is based on an estimated amount of Closing Net Cash (as defined in the Merger Agreement) as of the date of the Merger Agreement equal to fifty million dollars ($50,000,000) (the “Signing Net Cash”), without interest, payable upon consummation of the Tender Offer, plus (b) one non-transferrable contingent value right (the “CVR”), representing the right to receive additional potential cash payments, without interest, based on the amount equal to (v) 90% of the Net Proceeds (as defined in the CVR Agreement) in the case of a Legacy Asset Transaction (as defined in the CVR Agreement) entered into during the Legacy Asset Transaction Period (as defined in the CVR Agreement), plus (w) if Parent files, or causes to be filed, an investigational new drug application or clinical trial protocol with the U.S. Food and Drug Administration (“FDA”) for a clinical study of a product candidate derived from the Legacy Assets (as defined in the CVR Agreement), and the applicable FDA review period expires or is terminated without the imposition of a clinical hold, in each case by the second anniversary of the Closing (as defined in the CVR Agreement), (A) (1) $500,000 upon the first dosing of the first patient enrolled after the tenth (10th) patient in a Phase 2 or Phase 3 clinical trial of a product candidate derived from the Legacy Assets, where such patient is not required to undergo 24-hour in-unit monitoring, (2) $5,000,000 upon submission of a new drug application (“NDA”) to the FDA, (3) $12,500,000 upon NDA approval, (4) $20,000,000 if Legacy Asset Net Sales (as defined in the CVR Agreement) are equal to or greater than $500,000,000 in any calendar year and (5) $50,000,000 if Legacy Asset Net Sales are equal to or greater than $1,000,000,000 in any calendar year and (B) royalty payments in the amount of 3% of the aggregate Legacy Asset Net Sales (as defined in the CVR Agreement), plus (x) 90% of the Net Proceeds arising out of the Everest Collaboration (as defined in the CVR Agreement), plus (y) 100% of the Net Proceeds arising out of the Enodia Asset Purchase Agreement (as defined in the CVR Agreement) plus (z) the Net Cash Excess (as defined in the CVR Agreement), if any, and (ii) subsequent to consummation of the Tender Offer, Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger” and, together with the Tender Offer, the “Transaction”), pursuant to which each outstanding share of Company Common Stock not previously tendered will be converted into the right to receive the Cash Amount and the CVR. The terms and conditions of the Transaction are more fully set forth in the Agreements.
TD Securities (USA) LLC (“we” or “TD Cowen”) and our affiliates provide investment and commercial banking, lending, asset management and other financial and non-financial services to a wide range of corporations and individuals and, as part of our investment banking business, are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed
A-I-1

and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, TD Cowen and/or our affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, in debt, equity, equity-linked and/or other securities or loans of the Company, Parent and/or their respective affiliates for the accounts of TD Cowen and/or our affiliates and for the accounts of customers. We and our affiliates also conduct research on and may, in the ordinary course of business, provide research reports and investment advice to our clients on investment matters, including matters with respect to the Transaction or the Company, Parent and/or their respective affiliates.
We are acting as exclusive financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services, a portion of which is payable upon the rendering of this Opinion, and a portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. The Company has agreed to offer to retain TD Cowen to act as the Company’s financial advisor, underwriter, lender, initial purchaser, bookrunner, arranger or placement agent, as the case may be, in connection with any debt financing, any public offering, any Rule 144A offering or any private placement of securities that the Company intends to effect in lieu of the Transaction that occurs upon the earlier of (a) twelve months after the consummation of a sale transaction and/or merger or return of capital transaction and (b) November 9, 2027, and TD Cowen will receive fees for the rendering of such services.
As the Board of Directors is aware, TD Cowen and our affiliates in the past have provided, currently are providing, and in the future may provide, financial advisory and/or other investment banking services to the Company and/or its affiliates unrelated to the Transaction for which services TD Cowen and/or our affiliates have received and would expect to receive compensation, including, during the two-year period preceding the date of this Opinion, having acted or acting as sales agent for an at-the-market equity offering program of the Company. As the Board of Directors is also aware, although TD Cowen and our affiliates currently are not providing, and during the two-year period preceding the date of this Opinion have not provided, financial advisory and/or other investment banking services to Parent and its affiliates, TD Cowen and/or our affiliates in the future may provide services to Parent and/or its affiliates, and may receive compensation for such services.
In connection with our Opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:
•	the execution version of the Merger Agreement dated March 30, 2026, including the final form of the CVR Agreement (as provided to TD Cowen on March 29, 2026);
•	certain publicly available financial and other information for the Company and certain other relevant financial and operating data furnished to TD Cowen by the management of the Company;
•
certain internal financial forecasts, estimates and other information concerning the Company, including relating to a potential liquidation of the Company, provided by the management of the Company and considered, based on the Company management’s liquidation analysis, the net present value of the estimated amount per share potentially distributable to holders of Company Common Stock upon such liquidation;

•
discussions we have had with certain members of the management of the Company concerning the historical and current business operations, financial condition and prospects of the Company and such other matters that we deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this Opinion.
As the Board of Directors is aware, we have been advised by the management of the Company that (i) the Company does not have a standalone business plan and that the Company intends, in the absence of a sale or similar transaction involving the Company, to pursue a liquidation of the Company, and (ii) the internal financial forecasts, estimates and other information prepared by the management of the Company relating to such liquidation reflect the collection of $1 million of upfront payments prior to closing in connection with the Enodia Asset Purchase Agreement (as defined in the Merger Agreement) (which such amount is included in Closing Net Cash) and do not reflect any sales or other divestitures of legacy Company product candidates or programs in the ordinary course of business. Accordingly, at the direction of the Board of Directors, we have relied for purposes of our analysis and Opinion primarily on management’s liquidation analysis of the Company and we have ascribed no value to the CVR.
A-I-2

In conducting our review and arriving at our Opinion, we have, at your direction, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company or which is publicly available or was otherwise reviewed by us. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon, without independent verification, the assessment of the management of the Company as to the existing products and services of the Company and the viability of, and risks associated with, the future products and services of the Company. In addition, we have not conducted, nor have assumed any obligation to conduct, any physical inspection of the properties or facilities of the Company. We have further relied upon the representations of the Company that, to the Company’s knowledge, all information provided to us by the Company is accurate and complete in all material respects. We, at your direction, have been directed to utilize and have assumed that the financial forecasts, estimates and other information provided by the management of the Company that we were directed to utilize were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company, and that such financial forecasts, estimates and other information utilized in our analyses provide a reasonable basis for our analysis and Opinion. We express no opinion as to the financial forecasts, estimates and other information provided by the management of the Company or the assumptions on which they were made. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof.
We assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the dates of the last financial statements made available to us. We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of the Company or any other entity, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of the Company or any other entity under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. In addition, we have not undertaken an independent evaluation of any actual or potential litigation, settlements, governmental or regulatory proceedings or investigations, possible unasserted claims or other contingent liabilities to which the Company or any other entity may be a party or subject. Our Opinion does not address any legal, tax, accounting or regulatory matters related to the Agreements or the Transaction, as to which we have assumed that the Company and the Board of Directors have received such advice from legal, tax, accounting and regulatory advisors as each has determined appropriate.
Our Opinion addresses only the fairness of the Cash Amount (to the extent expressly specified herein) from a financial point of view to the holders of Company Common Stock. We express no view as to any other aspect or implication of the Transaction, including, without limitation, the form or structure of the Transaction or any term, aspect or implication of the CVR, any tender and support agreement, guaranty or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so. As the Board of Directors is aware, the credit, financial and stock markets, the industry in which the Company operates and the business and securities of the Company, have experienced and may continue to experience volatility and disruptions, and we express no view as to any potential effects of such volatility or disruptions on the Company or the Transaction.
We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.
For purposes of rendering our Opinion we have assumed in all respects material to our analysis that the representations and warranties of each party contained in the Agreements are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreements and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have assumed that the final versions of the Agreements, when executed, will be substantially similar to the execution versions reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreements will be obtained and that in the course of obtaining any such consents or approvals no restrictions will be imposed or waivers
A-I-3

made that would have an adverse effect on the Company or the contemplated benefits of the Transaction. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable state, federal or foreign statutes, rules and regulations.
It is understood that our Opinion is intended for the benefit and use of the Board of Directors (in its capacity as such) in its consideration of the financial terms of the Transaction. Our Opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. However, our Opinion may be reproduced in full in disclosure documents relating to the Transaction which the Company is required to file under the Securities Exchange Act of 1934, as amended. Our Opinion does not constitute a recommendation to any stockholder of the Company or any other person as to whether to tender shares of Company Common Stock in the Tender Offer or to take any other action with respect to the Transaction or otherwise. We are not expressing any opinion as to the actual value, price or trading range of Company Common Stock or any other securities of the Company following announcement or consummation of the Transaction. We have not been requested to opine as to, and our Opinion does not in any manner address, the underlying business decision of the Company to effect the Transaction or the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company.
In addition, we have not been requested to opine as to, and our Opinion does not in any manner address, (i) the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the Cash Amount, the CVR or otherwise, (ii) the fairness of the Cash Amount (except to the extent expressly specified herein), the CVR or the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or (iii) whether Parent or Merger Sub have sufficient cash, available lines of credit or other sources of funds for the payment of the Cash Amount or any amounts payable pursuant to the CVR.
This Opinion was reviewed and approved by TD Cowen’s Fairness Opinion Review Committee.
Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Cash Amount to be received by holders of Company Common Stock in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

Signed by TD Securities (USA) LLC

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Annex II
SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS
§ 262. Appraisal rights
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):
(1)
Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a.
Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

A-II-1

(3)
In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	[Repealed.]
(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d) Appraisal rights shall be perfected as follows:
(1)
If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2)
If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case

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of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(3)
Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the
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subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.
(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.
(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.
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(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.
(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.
(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.
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